UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

BBVA
Creating Opportunities

January-September 2020
3Q20

BBVA

January-September 20203Q20

BBVA
#YouAreTheVaccine

CET1 fully-loaded	LCR / NSFR
11.52%	159% / 127%

€35M donated for the fight against the **pandemic**

- 80% Medical **supplies**
- 12% Vulnerable **groups**
- 8% Scientific **research**

+€10M approx. **donated by customers**

We use **technology** to promote **new ways of working**

Hybrid model more flexible

Onsite working — **124,110** employees — Remote working

We rely on **employees** committed with our **values**

- **Customer** comes **first**
- We **think big**
- We are **one team**

- **Deferrals** and repayment **flexibility**
- More **funding** and **liquidity**
- Loans with government support

Digital customers	**Mobile** customers	Digital **sales**
62% (% penetration)	57% (% penetration)	64% (% of total unit sold)

We help our **clients transition** toward a **sustainable future**

Pledge 2025

To mobilize €100 Billion

To mobilize **€40,082M** (June 2020)

62%	11%	13%	14%
Green financing	Social infrastructures and agribusiness	Financial inclusion and entrepreneurship	Other sustainable mobilization

We create opportunities together

#YouAreTheVaccine In the current context, BBVA´s Purpose, values and strategy are more relevant than ever CET1 fully-loaded LCR / NSFR We address the challenges faced by banks with a sound capital and liquidity position 11.52% 159% / 127% Direct support to the community to We use technology to protect the health and wellbeing of all promote new ways of working Hybrid model more _exible 80% Medical supplies €35M Onsite Remote 12% Vulnerable working working donated for the _ght 124,110 groups against the pandemic employees 8% Scienti_c research We rely on employees committed with our values +€10M approx. donated by customers Customer We We are comes _rst think big one team We adapt to the needs of our customers and We help our clients transition help them to manage and control their _nances toward a sustainable future Pledge 2025 Deferrals and repayment _exibility To mobilize More funding and liquidity €100 Billion Loans with government support To mobilize €40,082M Lo (June 2020) Digital Mobile Digital customers customers sales 62% 57% 64% 62% 11% 13% 14% Green Social Financial Other (% penetration) (% penetration) (% of total unit sold) _nancing Infrastructures inclusion and sustainable and agribusiness entrepreneurship mobilization We create opportunities together

2

BBVA Group main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)

	30-09-20	Δ %	30-09-19	31-12-19
Balance sheet (millions of euros)
Total assets	727,014	2.5	709,017	698,690
Loans and advances to customers (gross)	379,018	(3.1)	391,273	394,763
Deposits from customers	395,132	4.2	379,333	384,219
Total customer funds	495,171	2.1	485,159	492,022
Total equity	48,522	(14.9)	57,029	54,925
Income statement (millions of euros)
Net interest income	12,763	(4.9)	13,415	18,124
Gross income	17,708	(2.0)	18,064	24,463
Operating income	9,626	4.1	9,244	12,561
Net attributable profit/(loss)	(15)	n.s.	3,667	3,512
Adjusted net attributable profit or (loss) (1)	2,069	(43.6)	3,667	4,830
The BBVA share and share performance ratios
Number of shares (million)	6,668	-	6,668	6,668
Share price (euros)	2.37	(50.4)	4.78	4.98
Earning per share (euros) (2)	(0.05)	n.s.	0.51	0.47
Adjusted earning per share (euros) (1) (2)	0.27	(47.1)	0.51	0.66
Book value per share (euros)	6.50	(14.8)	7.63	7.32
Tangible book value per share (euros)	5.84	(8.0)	6.35	6.27
Market capitalization (millions of euros)	15,816	(50.4)	31,876	33,226
Yield (dividend/price; %) (3)	11.0		5.4	5.2
Significant ratios (%)
ROE (net attributable profit or (loss)/average shareholders’ funds +/- average accumulated other comprehensive income) (1)	6.1		10.1	9.9
ROTE (net attributable profit or (loss)/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (1)	6.9		12.2	11.9
ROA (Profit or (loss) for the year/average total assets) (1)	0.50		0.84	0.82
RORWA (Profit or (loss) for the year/average risk-weighted assets - RWA) (1)	1.00		1.60	1.57
Efficiency ratio	45.6		48.8	48.7
Cost of risk	1.69		0.99	1.02
NPL ratio	3.8		3.9	3.8
NPL coverage ratio	85		75	77
Capital adequacy ratios (%)
CET1 fully-loaded	11.52		11.56	11.74
CET1 phased-in (4)	11.99		11.80	11.98
Total ratio phased-in (4)	16.66		16.22	15.92
Other information
Number of clients (million)	79.9	3.6	77.2	77.9
Number of shareholders	898,240	1.6	884,412	874,148
Number of employees	124,110	(1.8)	126,332	126,973
Number of branches	7,565	(3.0)	7,798	7,744
Number of ATMs	31,037	(5.5)	32,830	32,658

General note: as a result of the interpretation issued by the International Financial Reporting Standards Interpretations Committee (IFRIC) regarding the collecting of interests of written-off financial assets for the purpose of IFRS 9, those collections are presented as reduction of the credit allowances and not as a higher interest income, recognition method applied until December 2019. Therefore, and in order to make the information comparable, the quarterly information of the 2019 income statements has been restated.

(1) As of 30-09-2020 and 31-12-2019, excludes the goodwill impairment in the United States for an amount of 2,084 and 1,318 millions of euros, which was recognized as of 31-03-2020 and 31-12-2019, respectively.

(2) Adjusted by additional Tier 1 instrument remuneration.

(3) Calculated by dividing shareholder remuneration over the last twelve months by the closing price of the period.

(4) Phased-in ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis amendments of the Capital Requirements Regulation (CRR), introduced by the Regulation (EU) 2020/873.

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Highlights

COVID-19 pandemic

●

The appearance of the COVID-19 virus in China and its global expansion to a large number of countries, caused the viral outbreak to be classified as a global pandemic by the World Health Organization since March 11, 2020. The pandemic has affected and continues to adversely affect the world economy and the activity and economic conditions of the countries in which the Group operates, leading many of them into economic recession. The governments of the different countries in which the Group operates have adopted different measures that have conditioned the evolution of the first nine months of 2020, as explained below.

Results

●

Year-on-year growth in operating income of 4.1% as of September 2020 (up 17.3% at constant exchange rates) driven by the net trading income (NTI) and a significant reduction in operating expenses, as a result of containment plans and the lower expenses derived from mobility restrictions in certain countries. As a result of the above, there was a significant improvement in the efficiency ratio.

●	Impairment on financial assets increased due to the impacts of COVID-19.

●

As a result of the valuation of the goodwill of its subsidiaries, the Group estimated that there was an impairment in the United States, which was recorded under the heading “Other results” of the consolidated income statement as of March 31, 2020. This impairment represented an impact of €-2,084m in the net attributable profit, mainly driven by the negative impact of the macroeconomic scenario update, affected by the COVID-19 pandemic. This impact does not affect the tangible net equity, capital, or liquidity of the BBVA Group.

●

Finally, the cumulative net attributable loss as of the close of September 2020 was €-15m. If the goodwill impairment in the United States is excluded from the year-on-year comparison, the Group’s net attributable profit, compared to the same period of 2019, fell by 43.6% with respect to the same period in 2019, to €2,069m. In the third quarter of the year, net attributable profit was €1,141m; 79.5% higher than that reached in the second quarter.

NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT BREAKDOWN (1) (PERCENTAGE. JAN.-SEP. 2020)

(1) Excluding the goodwill impairment in the United States.	(1) Excludes the Corporate Center.

Balance sheet and business activity

●	The figure for loans and advances to customers (gross) fell by 4.0% compared to the end of the previous year, but with the corporate portfolio showing a slight growth.

●

Customer funds grew by 0.6% in the first nine months of 2020, as a result of customers placing larger liquidity provisions with the Bank, which offset the lower balances recorded in off-balance sheet funds.

Liquidity

●

The availability of substantial liquidity buffers in each of the geographical areas in which the BBVA Group operates and their management have allowed internal and regulatory ratios to be maintained well above the minimums required.

Solvency

●

The BBVA Group has set the objective to maintain a buffer on its fully-loaded CET1 ratio requirement (currently at 8.59%) between 225 and 275 basis points. As of September 30, 2020, the CET1 fully-loaded ratio stood at 11.52%, above the target management buffer.

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CAPITAL AND LEVERAGE RATIOS (PERCENTAGE AS OF 30-09-20)

Risk management

●	The calculation of expected credit losses accumulated as of September 2020 incorporates:

o

The update of the forward-looking information in the IFRS 9 models in order to reflect the circumstances created by the COVID-19 pandemic in the macroeconomic environment, which is characterized by a high degree of uncertainty regarding its intensity, duration and speed of recovery.

o	The granting of relief measures in the form of temporary payment deferrals for customers affected by the pandemic, as well as the option to grant lending with a public guarantee facility.

NPL AND NPL COVERAGE RATIOS AND COST OF RISK (PERCENTAGE)

Purpose, values and strategy

BBVA’s Purpose, to bring the age of opportunity to everyone, is more relevant than ever, as are our values: customer comes first, we think big and we are one team. This crisis has revealed the correct decision to opt for digitization, which has allowed the Bank to be closer to customers when they have needed it most, and reinforces our strategy. Therefore, our priorities remain unchanged; improve the financial health of customers, help them in the transition to a sustainable future, to grow in customers, seeking operational excellence and having the best and most committed team and the use of technology and data, will continue to be the pillars on which the Group’s strategy is based.

Security, business continuity and support measures taken by BBVA

From the outset, BBVA has adopted a series of measures to support its main stakeholders. The main business continuity measures taken are:

●

In order to serve customers, and since financial services are legally considered an essential service in most of the countries in which the Group operates, the branch network remained operational, with dynamic management of the network considering the evolution of the pandemic and activity. In addition, the use of digital channels and remote managers was encouraged. The data indicates that the COVID-19 crisis is accelerating digitization: At Group level, digital sales (measured in units) rebounded in March, and in April, reached 67.4%, with restrictions on the opening of branches in some of the countries where the Group operates, standing, in September 2020, at 63.6%, which very positively compares with the 59.9% in February. Also at the end of September, BBVA’s digital customers accounted for 62% of the total and customers operating with the bank through their mobile phones accounted for 57% across the entire Group.

5

DIGITAL AND MOBILE CUSTOMERS (MILLIONS)

●

With employees, recommendations from health authorities have been followed, including taking an early stance on promoting working from home. The priority in BBVA’s return plan is to protect the health of our employees, customers and society in general. The return plan is being carried out following five principles: 1) cautiousness; 2) gradual return; 3) work shifts; 4) strict hygiene and safety measures; and 5) creation of early identification protocols. The crisis is being handled dynamically; adapting the procedures in each geographical area which the Group is present to the current situation, based on the latest data available regarding the evolution of the pandemic, the business and the level of customer service, in addition to the guidelines set by local authorities.

●

In terms of cybersecurity, the increase in remote work and digital transactions as a result of the coronavirus crisis has led to an increase in the risk of cyber attacks. To ensure data and corporate information protection, BBVA has established the appropriate measures and continues to strengthen its prevention and monitoring efforts, thus mitigating the possible associated risks.

The banks are a key part of the solution to the COVID-19 crisis. Among other support and responsibility measures, they include:

●

BBVA has activated support initiatives with a focus on the most affected customers, regardless of whether they are companies, SMEs, self-employed workers or private individuals, and which includes, among others:

o

In Spain, support for SMEs, self-employed workers and companies through credit lines and lines guaranteed by the Spanish Instituto de Crédito Oficial (ICO), extended until December 1, 2020, grace periods on loans to affected individuals (up to 12 months in residential mortgages for primary residence and up to 6 months in consumer lending), and moratorium of 3 months for citizens in social rental housing under the Social Housing Fund;

o

In the United States, flexibility in the repayment of loans for small business and for consumer finance has been extended and certain fees and commissions for individual customers have been eliminated;

o

In Mexico, grace periods up to 4 months on various credit products, fixed payment plans to reduce monthly credit card charges and suspension of Point of Sale (POS) fees to support retailers with lower turnover, as well as different support plans aimed at each situation for larger business customers;

o

In Turkey, delay of loan repayments, interests and amortizations until December 31, 2020, without any penalty for private customers and extension of up to 6 months in the payment of principal on credits to companies.

o

In South America, Argentina has provided micro-SMEs and SMEs with access to credit facilities to purchase teleworking equipment, funding facilities for payroll payments and refinancing unpaid credit card balances in 9 installments; Colombia has frozen the repayment of loans for individuals and companies for up to six months, and is offering a special working capital facility for companies; and in Peru, various measures were approved in order to support SMEs and customers with consumer loans or credit cards, including a payment term extension and an instalment reduction of up to 40%.

●	To support society in this fight against the COVID-19 pandemic, BBVA donated €35m to purchase medical supplies, support vulnerable groups and promote research.

6

Pronouncements of regulatory bodies and supervisors

●

With the aim of mitigating the impact of COVID-19, various European and international bodies have made pronouncements aimed at allowing greater flexibility in the implementation of the accounting and prudential frameworks. The BBVA Group has taken these pronouncements into consideration when preparing this report.

●

On September 21, 2020, the European Banking Authority (EBA) communicated its intention not to extend the deadline to apply beneficial regulatory treatment to moratoriums, keeping September 30, 2020 as the deadline for the application of the guidelines on legislative and non-legislative moratoriums on loan repayments, applied in light of the COVID-19 crisis.

●

With regard to the payment of dividends, on March 27th the European Central Bank (hereinafter ECB) recommended that, until at least October 1, 2020, credit institutions should refrain from distributing dividends or making irrevocable commitments to distribute them, and from repurchasing shares to remunerate shareholders. Consequently, the BBVA Board of Directors agreed to modify, for the 2020 financial year, the Group’s shareholder remuneration policy, which was announced by means of a relevant event notification on February 1, 2017. The new policy for 2020 has been established as not making any dividend payments for the 2020 financial year until the uncertainties caused by the COVID-19 disappear and, in any case, not before the end of the financial year. This new policy complies with the extension of the ECB recommendation not to pay dividends before January 1, 2021.

●

In terms of solvency, the European Parliament and the European Council adopted Regulation 2020/873 (known as the “CRR Quick Fix”), which amends both Regulation (EU) 575/2013 (Capital Requirement Regulation (CRR)) and Regulation 2019/876 (Capital Requirement Regulation 2 (CRR2)), which will apply from June 27, 2020. Its main impacts on the BBVA Group as of September 30, 2020, involve the extension of the transitional treatment of IFRS 9 (only affects the phased-in ratios) and the bringing forward of the application of the SME and infrastructure support factor.

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Group information

Macro and industry trends

The Global economy is being severely affected by the COVID-19 pandemic. Supply, demand and financial factors caused an unprecedented fall in GDP in the first half of 2020. Supported by strong fiscal and monetary policy measures, as well as by greater control over the spread of the virus, global growth rebounded in the third quarter and is expected to continue this trend in the fourth quarter, although at a slower rate since the number of infections remains very high and it is even rising in some areas of the world. With respect to the coming year, activity recovery is expected to gain traction. The expected approval and distribution of effective COVID-19 vaccines and treatments will likely allow for a progressive relaxation of social distancing measures over the coming year, starting in the main world economies, followed by the rest.

Following the massive fiscal and monetary stimuli to support economic activity and reduce financial tensions, government debt has increased across the board, and interest rates have been cut and are now at historically low levels. Additional countercyclical measures may be required. Similarly, no significant reduction in current stimuli is expected, at least until the recovery takes hold.

Tensions in the financial markets have moderated rapidly since the end of March, following the decisive actions taken by the main central banks and the significant fiscal packages announced in many countries. In recent months, markets have shown relative stability and, at certain times, risk-taking movements. However, caution remains in the financial markets, with safe-haven assets in great demand, especially since the end of the summer. Financial volatility is expected to remain relatively high until the end of the year, mainly due to the still negative evolution of the pandemic and the United States presidential election. Besides, progress regarding coronavirus vaccines and treatments should pave the way for a gradual decline in financial volatility throughout 2021.

BBVA Research estimates that global GDP will contract by around 2.9% in 2020 and expand by around 5.4% in 2021. The recovery in terms of activity will be incomplete and heterogeneous. Also, epidemiological, financial and geopolitical factors are keeping an exceptionally high uncertainty.

With regard to the banking system, in an environment in which much of the economic activity has been at a stand still for several months, the services provided have played an essential role, basically for two reasons: firstly, banks have ensured the proper functioning of collections and payments for households and companies, thereby contributing to the maintenance of economic activity; and secondly, the granting of new lending or the renewal of existing lending has reduced the impact of the economic slowdown on household and business income. The support provided by the banks over the months of lockdown and the public guarantees have been essential in avoiding liquidity and solvency problems for companies, meaning that banking has become its main source of funding.

In terms of profitability, European and Spanish banking remain far from the levels seen before the crisis, mainly driven by the recognition of high provisions for impairment on financial assets in the first two quarters of 2020 by many banks as a result of the worsening of the macroeconomic environment following the outbreak of the pandemic. In addition, there has been accumulation of capital since the previous crisis and the interest rate environment has been very low for several years. Nevertheless, banks are facing this situation from a healthy position with constantly increasing solvency since the 2008 crisis, with reinforced capital and liquidity buffers and, therefore, with a greater lending capacity.

Europe

In Europe, fiscal stimulus packages continue to be implemented by all the European authorities, both the European Union (hereinafter EU) and the Member states. In particular, the approval of the European Recovery Fund (Next Generation EU; hereinafter NGEU) is an important step for supporting the recovery after the COVID-19 crisis, as it complements other previous stimuli launched by the local governments and the EU itself. Its approval by the European Parliament is still pending. Each country should submit a national plan in order to be assessed between October 30, 2020 and April 2021, and afterwards approved by the European Council. NGEU funds are not expected to be disbursed significantly until the second half of 2021. The fiscal stimulus of €750,000m (5.4% of EU GDP) could raise GDP by more than 4% in 2024 in some countries, according to estimates from the European Commission. The European Central Bank (hereinafter ECB), following its announcement made in June, on an extension of the Pandemic Emergency Purchase Programme (PEPP) by €600,000m to a total of €1,350,000m and the extension of the buying horizon until at least the end of June 2021, has made no further changes to its monetary policy, although this program could be expanded in the coming months. In terms of growth, COVID-19 is causing a major impact on GDP growth in the EU in 2020. The lockdown measures during the second quarter led to a sharp reduction in supply in a wide range of sectors, while there was a simultaneous fall in demand in the social consumption sectors (especially travel and tourism). The recovery has exceeded expectations in the third quarter of the year, but the second wave of COVID-19 is expected to limit growth in the fourth quarter. Overall, the contraction of GDP in 2020 is expected to stand at -8%. BBVA Research is assuming a growth recovery in 2021 (up 5.2%

8

for the year), on the assumption of a widespread distribution of a vaccine around the second quarter of 2021 and also due to the NGEU, which will only have a significant impact on growth from the second half of 2021 and 2022.

Spain

In terms of growth, according to BBVA Research estimates, Spanish GDP could contract by 11.5% in 2020 and grow by 6% in 2021. The third quarter has been somewhat better than expected in terms of activity and employment, but a slowdown is expected by the end of the year due to the second wave of the pandemic and its impact on activity (already seen in several leading indicators, such as spending on credit cards, especially in the provinces most affected by infections). The risks to economic activity remain focused on the epidemic, the measures needed to contain its spread and their economic impact. Another important factor in the forecasts is the potential effect of the European Recovery Fund. Its contribution to activity is most likely to increase over the next year, particularly in the second half of 2021 and, above all, in 2022. The impact of the NGEU will depend crucially on the speed with which the projects can be launched, on the correct management of the funds and also on the correct identification of the projects that have the greatest impact on employment, activity and the transformation of the Spanish economy.

In regards the banking system, according to Bank of Spain data, the total volume of lending to the private sector recovered slightly in August 2020 (up 1.9% year-on-year) as a result of the growth of new business lending transactions since April, within the framework of the public guarantee programs launched by the government to deal with COVID-19. For its part, asset quality indicators have continued to improve (the NPL ratio was 4.75% in August 2020). Profitability entered negative ground in the first half of 2020 due to the increase in provisions resulting from the coronavirus crisis and, above all, the extraordinary negative results in the second quarter. In addition, the low interest rate environment has kept profitability under pressure. Spanish institutions maintain comfortable levels of capital adequacy and liquidity.

The United States

The consequences of coronavirus have resulted in a number of strong supply and demand shocks in the economy of the United States. As a result, the country’s GDP fell 9.5% in the second quarter of the year compared to the previous quarter. However, despite the complex macroeconomic environment and the adverse epidemiological framework, activity indicators suggest that the economy has been recovering strongly in recent months. The unemployment rate, in particular, fell to 7.9% in September, after reaching 14.7% in April. The increase in activity dynamism in recent months is due, among other factors, to the significant monetary and economic stimuli announced since the onset of the health crisis. Specifically, among other measures, the Federal Reserve (Fed) has reduced interest rates to zero, launched a program of massive purchases of financial assets, created a number of credit facilities and revised its monetary policy strategy, suggesting greater tolerance for inflation in the future. Similarly, counter-cyclical fiscal measures, which already amount to about 18% of GDP, could be expanded in the coming months, depending, among other factors, on the outcome of the presidential elections on November 3. GDP recovery, was faster than expected, supported by the successful fiscal and monetary stimuli measures implemented, has allowed BBVA Research forecasts to be revised up to -4.6% (from -5.1% previously estimated) in 2020, and up to +3.8% in 2021 (from +3.5%).

In the banking system as a whole, the most recent activity data provided by the Fed (June 2020) show the effects of the programs launched to deal with coronavirus, with year-on-year lending and deposit growth rates of 6.8% and 21.7% respectively for the system. NPLs remain under control, with the NPL ratio standing at 1.51% in the second quarter of 2020.

Mexico

BBVA Research estimates that the Mexican economy will contract by 9.3% in 2020 and grow by 3.7% in 2021. In recent months, the gradual increase in domestic mobility, together with the reactivation of supply-side production, has led to an economic upturn in the third quarter. In the face of the unprecedented fall in economic activity as a result of the pandemic, fiscal support has been very modest and monetary policy has been only slightly accommodative. With this minimal support, coupled with lack of coherence in the decisions taken by the Government, as well as the de facto cancellation of the energy reform, investment has deteriorated considerably and continues to show no clear sign of recovery. BBVA Research estimates that inflation will remain relatively low, although at a slower pace than expected a few months ago. In addition to this, BBVA Research considers that the monetary policy rate still has room to even fall further, although at a slower pace.

The banking system continues to grow year-on-year. According to CNBV data as of July 2020, lending and deposits grew by 4.5% and 13.1% year-on-year respectively, with increases in all portfolios except consumer finance. The NPL ratio remained under control (2.09% in May 2020) and capital indicators were comfortable.

9

Turkey

For Turkey, BBVA Research expects GDP to remain stable in 2020 and increase by 5.5% in 2021. In particular, the 0% forecast for this year remains, as GDP grew more than expected in the third quarter and consumption continues to rise. The central bank (CBRT), cut the average financing rate by 350 basis points throughout the first half of 2020 due to the easing of the monetary policies in the most advanced economies and the increase in downside risks for economic activity. However, pressures on the Turkish lira and upward risks in the inflation outlook have caused the CBRT to have been tightening its monetary policy (currently by 12.1%) through different channels, resulting in an implied hike rate of nearly 480 basis points compared to the end of June. BBVA Research estimates CBRT will continue to increase the effective funding rate during the rest of the year, with certain relaxation in 2021. With regard to the lira exchange rate, it is expected to stabilize in the coming year. Inflation estimates were adjusted to 11.5% for 2020.

With June 2020 data, the total volume of credit in the banking system increased by 27.9% year-on-year. These growth rates include the effect of inflation. The NPL ratio stood at 4.73% at the close of June 2020.

Argentina

BBVA Research estimates that GDP will contract by 13% in 2020 with a partial recovery in 2021 to stand at 5.5%. In response to the COVID-19 epidemic, the country has had one of the earliest and longest lockdowns in the continent. The extensions of the quarantine have been accompanied by fiscal support from the government, currently focused on some sectors and regions. The expected recovery will be influenced by these extensions, as well as by the exchange-rate restrictions adopted to halt the fall in reserves. Significant fiscal adjustment is unlikely so the monetization of the deficit will continue, which in turn will place upward pressure on inflation and the exchange rate. The government reached a renegotiation agreement with external creditors and BBVA Research considers that the renegotiation underway with the International Monetary Fund (IMF) is an opportunity to adopt a coherent macroeconomic plan. Given the current situation linked to the pandemic, the balance of economic risks is downward.

In the banking system, the positive trend for both lending and deposit growth has continued in 2020, although notably influenced by high inflation. With data as of July 2020, the profitability indicators have deteriorated significantly (ROE: 18.8% and ROA: 2.7%) due to the COVID-19 effect, after reaching record highs at the end of 2019. For its part, the NPL ratio fell slightly to 5.11% in June 2020.

Colombia

BBVA Research estimates a contraction of 7.5% in 2020 and a partial recovery of 5.5% in 2021, and that the level of activity seen before the COVID-19 pandemic will not be reached until 2022. The better prospects for private consumption are offset by a less optimistic expected outlook for investment. On the other hand, net foreign demand will contribute positively to growth in both 2020 and 2021, mainly as a result of the decline in imports. BBVA Research estimates that inflation will remain below the 3% target (1.7% in 2020, 2.8% in 2021), paving the way for the monetary policy benchmark interest rate to remain at the current 1.75%. The IMF approved a USD 6,200m increase in the Flexible Credit Line, which the country plans to use partially as budget support. The government estimates a fiscal deficit of 8.2% in 2020 and that this will fall to 5.1% in 2021. In these years the fiscal rule will be suspended. BBVA Research does not rule out Colombia losing investment grade for its government debt given the concerns on the fiscal and external front. The negative effects of the fall in rating would however be limited given the broad global liquidity.

Total lending in the banking system grew by 8.6% year-on-year in July 2020, due to the growth in the commercial portfolio driven by government-approved guarantee programs during the pandemic. The system’s NPL ratio as of May 2020 was 4.08%. Total deposits increased by 17.7% year-on-year in the same period.

Peru

BBVA Research estimates that the gradual normalization of production activities that began in May has implied upward surprises to the GDP growth forecasts made one quarter ago. The estimated fall in 2020 has therefore been revised upward and would stand at 13%. It is also estimated that this will be partially offset in 2021 by the estimated growth of 10%. This recovery could be affected by political uncertainty surrounding the April 2021 general election. Inflation will remain below the Central Bank’s point target of 2% in 2020–2021, allowing monetary policy interest rates to remain at their low record of 0.25% over a long period. BBVA Research estimates that the fiscal deficit will increase in 2020 to almost 10% of GDP. As a result, gross government debt will rise from 27% of GDP in 2019 to 34% in 2020. Given the transitory nature of most of the fiscal support provided this year, the deficit should fall in 2021 to around 5% of GDP and by even more so in the following years. However, gross government debt will continue to rise.

The banking system showed high year-on-year growth rates for lending and deposits (up 17.7% and 25.0%, respectively, in July 2020), due to the strong momentum of the Plan Reactiva in Peru; the system showed levels of profitability affected by the lockdown (ROE: 9.7% as of August 2020) but with contained NPL (NPL ratio: 2.55% as of August 2020) due to the payment deferrals applied.

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INTEREST RATES (PERCENTAGE)

	30-09-20	30-06-20	31-03-20	31-12-19	30-09-19	30-06-19	31-03-19
Official ECB rate	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Euribor 3 months (1)	(0.49)	(0.38)	(0.42)	(0.39)	(0.42)	(0.33)	(0.31)
Euribor 1 year (1)	(0.41)	(0.15)	(0.27)	(0.26)	(0.34)	(0.19)	(0.11)
USA Federal rates	0.25	0.25	0.25	1.75	2.00	2.50	2.50
TIIE (Mexico)	4.25	5.00	6.50	7.25	7.75	8.25	8.25
CBRT (Turkey)	10.25	8.25	9.75	12.00	16.50	24.00	24.00

(1) Calculated as the month average.

Foreign exchange behavior is being determined in 2020 by the economic effects associated with the economic crisis caused by coronavirus and by more idiosyncratic aspects of the geographical areas. The Turkish lira (down 26.5% between January and September 2020 and down 15.6% in the third quarter) is an example of the latter, and is being particularly affected by local factors. The Mexican peso suffered a sharp depreciation after the eruption of coronavirus in the first quarter of the year but has subsequently recovered ground, especially against the U.S. dollar, and had a cumulative depreciation of 19.0% against the euro at the end of September. The U.S. dollar is showing a cumulative depreciation of 4.0% against the euro, which was concentrated in the third quarter after the positive reaction to the euro after political agreement was reached for the European Recovery Fund. As for other currencies, at the end of September, they performed as follows: Argentine peso (down 24.5%), Colombian peso (down 18.9%), Peruvian sol (down 11.7%) and Chilean peso (down 8.4%).

For more information about the BBVA Group´s foreign exchange risk management policy, see the “Risk management” chapter of this report.

EXCHANGE RATES (EXPRESSED IN CURRENCY/EURO)

	Period-end exchange rates			Average exchange rates
		Δ % on	Δ % on		Δ % on
	30-09-20	30-09-19	31-12-19	Jan.-Sep. 20	Jan.-Sep. 19
U.S. dollar	1.1708	(7.0)	(4.0)	1.1246	(0.1)
Mexican peso	26.1848	(18.1)	(19.0)	24.5375	(11.8)
Turkish lira	9.0990	(32.4)	(26.5)	7.5977	(16.6)
Peruvian sol	4.2135	(12.6)	(11.7)	3.8909	(3.9)
Argentine peso (1)	89.1154	(30.0)	(24.5)	-	-
Chilean peso	918.45	(14.0)	(8.4)	901.27	(14.5)
Colombian peso	4,541.46	(17.0)	(18.9)	4,166.67	(12.6)

(1) According to IAS 29 “Financial information in hyperinflationary economies”, the year-end exchange rate is used for the conversion of the Argentina income statement..

11

Results

The BBVA Group generated a cumulative net attributable loss of €15m at the end of September 2020. The good performance of operating income was offset, on one hand, by a greater impairment on financial assets, mainly due to the deterioration of the macroeconomic scenario resulting from COVID-19 and higher provisions and, on the other hand, by the goodwill impairment in the United States in the first quarter of 2020 in the amount of €2,084m, also due to the pandemic. The comparison with the same period of the previous year is impacted by these two factors. Excluding the goodwill impairment in the United States, the Group´s net attributable profit stood at €2,069m, which corresponds to a decrease of 43.6% compared to January-September of 2019. In the third quarter of the year, the net attributable profit stood at €1,141m, which is 79.5% higher than the figure achieved in the second quarter.

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)

	2020			2019
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	4,109	4,097	4,556	4,709	4,473	4,544	4,398
Net fees and commissions	1,143	1,043	1,258	1,290	1,273	1,256	1,214
Net trading income	372	512	594	490	351	116	426
Other operating income and expenses	38	(91)	75	(89)	22	(18)	8
Gross income	5,663	5,561	6,484	6,400	6,120	5,897	6,046
Operating expenses	(2,570)	(2,594)	(2,918)	(3,082)	(2,946)	(2,952)	(2,922)
Personnel expenses	(1,356)	(1,342)	(1,532)	(1,637)	(1,572)	(1,578)	(1,553)
Other administrative expenses	(848)	(884)	(988)	(1,039)	(971)	(976)	(977)
Depreciation	(366)	(369)	(397)	(406)	(403)	(398)	(392)
Operating income	3,093	2,967	3,566	3,317	3,174	2,945	3,124
Impairment on financial assets not measured at fair value through profit or loss	(928)	(1,571)	(2,575)	(1,169)	(1,172)	(731)	(1,001)
Provisions or reversal of provisions	(60)	(228)	(312)	(243)	(113)	(117)	(144)
Other gains (losses)	(128)	(101)	(2,113)	(1,444)	(4)	(3)	(22)
Profit/(loss) before tax	1,978	1,066	(1,435)	460	1,886	2,095	1,957
Income tax	(524)	(269)	(186)	(430)	(488)	(595)	(541)
Profit/(loss) for the year	1,454	798	(1,621)	31	1,398	1,500	1,416
Non-controlling interests	(312)	(162)	(172)	(186)	(173)	(241)	(234)
Net attributable profit/(loss)	1,141	636	(1,792)	(155)	1,225	1,260	1,182
Earning per share (euros) (1)	0.16	0.08	(0.29)	(0.04)	0.17	0.17	0.16
Of which:
Goodwill impairment in the United States			(2,084)	(1,318)
Net attributable profit/(loss) excluding the United States goodwill impairment	1,141	636	292	1,163	1,225	1,260	1,182
Earning per share excluding the goodwill impairment in the United States (euros) (1)	0.16	0.08	0.03	0.16	0.17	0.17	0.16

General note: as a result of the interpretation issued by the International Financial Reporting Standards Interpretations Committee (IFRIC) regarding the collecting of interests of written-off financial assets for the purpose of IFRS 9, those collections are presented as reduction of the credit allowances and not as a higher interest income, recognition method applied until December 2019. Therefore, and in order to make the information comparable, the quarterly information of the 2019 income statements has been restated.

(1) Adjusted by additional Tier 1 instrument remuneration.

12

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)
	Δ % at constant

	Jan.-Sep. 20	Δ %	exchange rates	Jan.-Sep. 19
Net interest income	12,763	(4.9)	4.7	13,415
Net fees and commissions	3,444	(8.0)	(1.3)	3,743
Net trading income	1,479	65.5	83.7	893
Other operating income and expenses	22	76.6	n.s.	13
Gross income	17,708	(2.0)	7.4	18,064
Operating expenses	(8,082)	(8.4)	(2.4)	(8,820)
Personnel expenses	(4,230)	(10.1)	(4.6)	(4,703)
Other administrative expenses	(2,720)	(7.0)	0.0	(2,924)
Depreciation	(1,132)	(5.1)	0.4	(1,193)
Operating income	9,626	4.1	17.3	9,244
Impairment on financial assets not measured at fair value through profit or loss	(5,074)	74.8	97.7	(2,904)
Provisions or reversal of provisions	(600)	60.9	68.6	(373)
Other gains (losses)	(2,342)	n.s.	n.s.	(29)
Profit/(loss) before tax	1,609	(72.9)	(69.4)	5,938
Income tax	(979)	(39.7)	(32.0)	(1,623)
Profit/(loss) for the year	631	(85.4)	(83.5)	4,315
Non-controlling interests	(646)	(0.3)	18.0	(648)
Net attributable profit/(loss)	(15)	n.s.	n.s.	3,667
Earning per share (euros) (1)	(0.05)			0.51
Of which:
Goodwill impairment in the United States	(2,084)
Net attributable profit/(loss) excluding the United States goodwill impairment	2,069	(43.6)	(36.6)	3,667
Earning per share excluding the goodwill impairment in the United States (euros) (1)	0.27			0.51

General note: as a result of the interpretation issued by the International Financial Reporting Standards Interpretations Committee (IFRIC) regarding the collecting of interests of written-off financial assets for the purpose of IFRS 9, those collections are presented as reduction of the credit allowances and not as a higher interest income, recognition method applied until December 2019. Therefore, and in order to make the information comparable, the first nine months information of the 2019 income statements has been restated.

(1) Adjusted by additional Tier 1 instrument remuneration.

Unless expressly indicated otherwise, to better understand the changes in the main headings of the Group’s income statement, the year-on-year percentage changes provided below refer to constant exchange rates.

Gross income

Gross income increased by 7.4% year-on-year, supported by the good performance of net interest income and NTI, which managed to offset the lower contribution from net fees and commissions.

GROSS INCOME (MILLIONS OF EUROS)

(1) At constant exchange rates: +7.4%.

Net interest income grew by 4.7% year-on-year, supported by the good performance, mainly, from Turkey and South America and, to a lesser extent, Rest of Eurasia and Spain, which offset the smaller contribution from the United States and Mexico as a result of the cuts in the benchmark interest rates by the banking authorities in these countries.

13

Net fees and commissions were affected by the lower activity resulting from the pandemic. The areas that showed year-on-year reductions were South America and, especially, Mexico and Turkey, the latter was also affected by changes in the regulation regarding fees and commissions charged, which have been applied since March 2020. In Spain, the United States, and Rest of Eurasia, net fees and commissions grew year-on-year (up 4.8%, 3.3% and 10.8%, respectively) despite not charging some fees and commissions as one of the measures to support customers through the worst moments of the pandemic.

NET INTEREST INCOME/ATAS (PERCENTAGE)	NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS)

(1) At constant exchange rates: +3.4%.

NTI recorded a year-on-year increase of 83.7%, mainly due to the foreign-exchange rate hedging gains, registered at the Corporate Center, and higher results generated during the first nine months of the year by all business areas, with the exception of South America, due to the positive effect of the sale of the Prisma Medios de Pago S.A. stake in the cumulative net attributable profit as of September 2019.

The other operating income and expenses line registered €22m between January and September of 2020 compared to €13m registered 12 months earlier. This favorable performance is due to the lower adjustment for inflation in Argentina, which offsets the greater contribution to the Single Resolution Fund (SRF) in Spain.

Operating income

Operating expenses fell 2.4% year-on-year as a result of the containment plans implemented by all business areas and also due to the lower execution of some discretionary expenses since the beginning of the pandemic. It is worth mentioning the cost reduction in Spain and the Corporate Center.

OPERATING EXPENSES (MILLIONS OF EUROS)

(1) At constant exchange rates: -2.4%.

As a result, the efficiency ratio stood at 45.6% as of September 30, 2020, significantly below the level reached last year (48.8%), and operating income grew by 17.3% year-on-year.

14

EFFICIENCY RATIO (PERCENTAGE)	OPERATING INCOME (MILLIONS OF EUROS)

(1) At constant exchange rates: +17.3%.

Provisions and other

The impairment on financial assets not measured at fair value through profit and loss (impairment on financial assets) closed September with a negative balance in accumulated terms of €5,074m, which is 97.7% above the one recorded in the same period of the previous year, as a consequence of the negative impacts resulting from COVID-19.

IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF EUROS)

(1) At constant exchange rates: +97.7%.

Provisions or reversal of provisions (hereinafter provisions) closed September with an accumulated negative balance of €600m, which is 68.6% higher compared to the same period of the previous year, mainly due to higher provisions in Spain.

The other gains (losses) line mainly reflects the aforementioned goodwill impairment in the United States and registered an accumulated negative balance of €2,342m between January and September 2020.

Results

As a result of the above, the Group’s cumulative net attributable loss from January to September 2020 amounted to €15m, which compares negatively with the profit of €3,667m obtained in the same period of the previous year. This comparison is affected by the increase in the impairment on financial assets, as well as by the goodwill impairment in the United States, being both a result of the impact of COVID-19.

15

NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT EXCLUDING THE UNITED STATES GOODWILL IMPAIRMENT (MILLIONS OF EUROS)

(1) At constant exchange rates: n.s.	(1) At constant exchange rates: -36.6%

The net attributable profit, in millions of euros, accumulated at the end of September 2020 by the different business areas that make up the Group were: 440 in Spain, 115 in the United States, 1,204 in Mexico, 503 in Turkey, 326 in South America and 96 in Rest of Eurasia.

TANGIBLE BOOK VALUE PER SHARE AND DIVIDENDS (1) (EUROS)	EARNING PER SHARE (1) (EUROS)

(1) Replenishing dividends paid in the period.	(1) Adjusted by additional Tier 1 instrument remuneration. (2) Excluding the goodwill impairment in the United States in 4Q19 and 1Q20.

ROE AND ROTE (1) (PERCENTAGE)	ROA AND RORWA (1) (PERCENTAGE)

(1) Ratios excluding the goodwill impairment in the United States in 2019 and Jan.-Sep.20.	(1) Ratios excluding the goodwill impairment in the United States in 2019 and Jan.-Sep.20.

16

Balance sheet and business activity

The most relevant aspects related to the evolution of the Group’s balance sheet and business activity as of September 30, 2020, are summarized below:

●

Loans and advances to customers (gross) decreased by 4.0% compared to the end of the previous year, with deleveraging in all the portfolios during the quarter. Compared to December 2019, the corporate portfolio still shows a slight growth (up 0.2%), although significantly below that registered in the first half of 2020 (up 8.6%), when a massive accumulation of liquidity, through the different support programs promoted by the governments in the different geographical areas, was materialized. In the retail segment, during the third quarter new credit origination approached pre-pandemic levels.

●	Non-performing loans decreased by 0.9% in the third quarter.

●

Customer deposits closed September 2.8% above December balances, strongly supported by the good performance of demand deposits (up 9.8%), where customers have deposited the available liquidity to face the pandemic.

●	Off-balance sheet funds continue to show a negative growth rate compared to December (down 7.2%).

●

Regarding intangible assets, during the first quarter of 2020 there was an impairment of the goodwill in the United States in the amount of €2,084m due to the COVID-19 pandemic, which does not affect BBVA Group’s tangible net equity, solvency, or liquidity.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)
	30-09-20	Δ %	31-12-19	30-09-19
Cash, cash balances at central banks and other demand deposits	72,171	62.9	44,303	40,932
Financial assets held for trading	107,468	4.7	102,688	110,874
Non-trading financial assets mandatorily at fair value through profit or loss	5,147	(7.4)	5,557	5,209
Financial assets designated at fair value through profit or loss	1,117	(8.0)	1,214	1,400
Financial assets at fair value through accumulated other comprehensive income	72,198	18.0	61,183	63,275
Financial assets at amortized cost	427,687	(2.6)	439,162	437,792
Loans and advances to central banks and credit institutions	18,788	4.8	17,924	19,655
Loans and advances to customers	365,605	(4.4)	382,360	378,775
Debt securities	43,293	11.4	38,877	39,363
Investments in subsidiaries, joint ventures and associates	1,241	(16.6)	1,488	1,550
Tangible assets	8,690	(13.7)	10,068	10,208
Intangible assets	4,369	(37.3)	6,966	8,508
Other assets	26,927	3.3	26,060	29,269
Total assets	727,014	4.1	698,690	709,017
Financial liabilities held for trading	95,016	6.0	89,633	92,407
Other financial liabilities designated at fair value through profit or loss	9,382	(6.3)	10,010	9,583
Financial liabilities at amortized cost	548,025	6.1	516,641	518,215
Deposits from central banks and credit institutions	72,745	33.0	54,700	60,554
Deposits from customers	395,132	2.8	384,219	379,333
Debt certificates	67,024	4.8	63,963	63,324
Other financial liabilities	13,124	(4.6)	13,758	15,003
Liabilities under insurance and reinsurance contracts	9,505	(10.4)	10,606	10,834
Other liabilities	16,565	(1.8)	16,875	20,949
Total liabilities	678,493	5.4	643,765	651,988
Non-controlling interests	5,404	(12.8)	6,201	6,299
Accumulated other comprehensive income	(14,552)	42.3	(10,226)	(9,143)
Shareholders’ funds	57,669	(2.2)	58,950	59,873
Total equity	48,522	(11.7)	54,925	57,029
Total liabilities and equity	727,014	4.1	698,690	709,017
Memorandum item:
Guarantees given	42,805	(6.2)	45,952	45,655

General note: figures considering the classification of BBVA Paraguay as non-current assets and liabilities held for sale (NCA&L), which are included within the other assets and other liabilities figures, respectively.

17

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS) (1)

	30-09-20	Δ %	31-12-19	30-09-19
Public sector	25,199	(10.6)	28,193	27,782
Individuals	162,028	(7.2)	174,608	173,744
Mortgages	104,112	(5.8)	110,500	110,956
Consumer	33,580	(7.8)	36,438	35,144
Credit cards	12,057	(19.0)	14,892	14,469
Other loans	12,279	(3.9)	12,778	13,176
Business	176,359	0.2	176,008	173,410
Non-performing loans	15,433	(3.3)	15,954	16,337
Loans and advances to customers (gross)	379,018	(4.0)	394,763	391,273
Allowances (2)	(13,413)	8.1	(12,402)	(12,499)
Loans and advances to customers	365,605	(4.4)	382,360	378,775

(1) Figures considering the classification of BBVA Paraguay as non-current assets and liabilities held for sale (NCA&L), which are included within the other assets and other liabilities figures of the Group consolidated balance sheet, respectively.

(2) Allowances include the valuation adjustments for credit risk during the expected residual life of those financial instruments which have been acquired (mainly originated from the acquisition of Catalunya Banc, S.A.). As of September 30, 2020, December 31, 2019 and September 30, 2019 the remaining amount was €382m, €433m and €462m, respectively.

LOANS AND ADVANCES TO CUSTOMERS (GROSS. BILLIONS OF EUROS)	CUSTOMER FUNDS (BILLIONS OF EUROS)

(1) At constant exchange rates: +4.2%.	(1) At constant exchange rates: +8.7%.

CUSTOMER FUNDS (MILLIONS OF EUROS) (1)

	30-09-20	Δ %	31-12-19	30-09-19
Deposits from customers	395,132	2.8	384,219	379,333
Current accounts	307,790	9.8	280,391	272,729
Time deposits	79,866	(17.3)	96,583	100,147
Other deposits	7,476	3.2	7,246	6,457
Other customer funds	100,040	(7.2)	107,803	105,826
Mutual funds and investment companies	62,912	(8.3)	68,639	66,748
Pension funds	35,393	(3.4)	36,630	36,179
Other off-balance sheet funds	1,735	(31.5)	2,534	2,899
Total customer funds	495,171	0.6	492,022	485,159

(1) Figures considering the classification of BBVA Paraguay as non-current assets and liabilities held for sale (NCA&L), which are included within the other assets and other liabilities figures of the Group consolidated balance sheet, respectively.

18

Solvency

Capital base

The ECB, in its announcement on March 12, 2020, in reaction to COVID-19, has allowed the banks to use additional Tier 1 or Tier 2 capital instruments to meet the Pillar II (P2R) requirements for 2021, which is known as “Pillar 2 tiering.” This measure has been reinforced by the relaxation of the Countercyclical Capital Buffer (CCyB) announced by various national macroprudential authorities and by other complementary measures published by the ECB. All of this has resulted in a reduction of 68 basis points in the fully-loaded CET1 requirement for BBVA, with that requirement standing at 8.59%. The reduction in the requirement at the total ratio level is only around 2 basis points, as a result of the lower applicable countercyclical buffer.

As a result, the CET1 capital target was agreed to be modified during the first quarter in accordance with the current situation; which was determined as a management buffer of between 225 and 275 basis points over CET1 requirements. This distance is the one used as a reference for determining the previous CET1 capital target (fully-loaded) of between 11.5% and 12%, so the new target maintains an equivalent distance in terms of CET1.

BBVA’s fully-loaded CET1 ratio stood at 11.52% at the end of September 2020, an improvement of +30 basis points compared to the end of the previous quarter. This increases the management buffer over the fully-loaded CET1 requirement (8.59%) to 293 basis points.

The relative stabilization of the financial markets that began during the second quarter, largely resulting from the economic stimulus measures and guarantee programs announced by the various national and supranational authorities, the adoption by the European Parliament and the Council of Regulation 2020/873 (known as “CRR Quick Fix”) and the recurrence of the Group’s organic capital generation capacity, have allowed for a partial recovery from the shocks to the solvency indicators during the first quarter of the year.

Thus, the growth of the fully-loaded CET1 ratio in the third quarter of 2020 is based on the generation of earnings that, net of the CoCos remuneration, has contributed +29 basis points, over which, the evolution of the markets, in particular the exchange rates and the valuation of the equity portfolios at fair value through other comprehensive income, caused decrease of -11 basis points.

The remaining effects have contributed to the capital adequacy ratio in +12 basis points, among which stand out the reduction in risk-weighted assets (RWAs) accordingly, with the credit evolution and the market volatility during the quarter, also allowing for lower capital requirements in the RWA which are more sensitive to these variables, as those related to market risk regulatory requirements. It is also worth mentioning that the Group has been actively supporting the economy through the different public guarantee schemes provided by various authorities, mitigating significantly the exposure in terms of RWA calculation.

Fully-loaded additional Tier 1 capital (AT1) stood at 2.00% at the end of September 2020, an improvement of +36 basis points compared to the previous quarter. In this respect, in July 2020, the first green CoCo from a financial institution worldwide was issued for an amount of €1,000m, with a coupon of 6% and an option for early amortization in five and a half years, with demand exceeding the initial offer by a factor of three. This issue is included in the capital adequacy ratios for the third quarter with a positive impact on AT1 of 29 basis points, which allows it to fulfill all the requirements at this level, including those coming from the tiering of Pillar 2 and, therefore, to increase the distance to MDA.

The fully-loaded Tier 2 ratio at September 30 stood at 2.51%, an increase of +15 basis points over the previous quarter, incorporating the Tier 2 subordinated debt issuance in the amount of 300 million of pounds sterling in July, over an eleven-year period with an option for early amortization in the sixth year and a 3.104% coupon, thus managing to strengthen the ratio, diversify the investment base and improve the price in comparison to an equivalent issue in euros. This has had a positive impact of 9 basis points, allowing to efficiently cover the capital requirements after the tiering of Pillar 2 also at this level.

The phased-in CET1 ratio stood at 11.99% at the end of September 2020, taking into account the transitory effect of the IFRS 9 standard. AT1 stood at 2.04% and Tier 2 at 2.63%, resulting in a total capital adequacy ratio of 16.66%.

Regarding shareholder remuneration, on April 9, 2020, a cash payment was made for a supplementary dividend for the 2019 financial year for the gross amount of 0.16 euro per share, in line with that approved at the General Shareholders’ Meeting on March 13, 2020. This amounted to €1,067m. Thus, the total dividend for the 2019 financial year amounts to 0.26 euro gross per share. This distribution had no impact on the evolution of the capital adequacy ratio since it had already accrued at the end of 2019. On April 30, 2020, the BBVA Group announced to the market the resolution taken by the BBVA Board of Directors to amend, for the 2020 financial year, the Group’s shareholder remuneration policy, which was announced by means of a relevant event notification on February 1, 2017. The new policy for 2020 has been established as not to pay any dividend amount corresponding to 2020 until the uncertainties caused by COVID-19 disappear and, under no circumstances, before the end of such fiscal year.

19

SHAREHOLDER STRUCTURE (30-09-2020)

	Shareholders		Shares
Number of shares	Number	%	Number	%
Up to 500	366,491	40.8	68,974,735	1.0
501 to 5,000	416,011	46.3	730,996,277	11.0
5,001 to 10,000	61,585	6.9	434,442,929	6.5
10,001 to 50,000	48,620	5.4	934,420,285	14.0
50,001 to 100,000	3,623	0.4	247,455,598	3.7
100,001 to 500,000	1,610	0.2	291,242,435	4.4
More than 500,001	300	0.0	3,960,354,321	59.4
Total	898,240	100.0	6,667,886,580	100.0

FULLY-LOADED CAPITAL RATIOS (PERCENTAGE)

CAPITAL BASE (MILLIONS OF EUROS)

	CRD IV phased-in			CRD IV fully-loaded
	30-09-20 (1) (2)	31-12-19	30-09-19	30-09-20 (1) (2)	31-12-19	30-09-19
Common Equity Tier 1 (CET 1)	41,231	43,653	43,432	39,651	42,856	42,635
Tier 1	48,248	49,701	51,035	46,550	48,775	50,112
Tier 2	9,057	8,304	8,696	8,628	7,464	7,798
Total Capital (Tier 1 + Tier 2)	57,305	58,005	59,731	55,178	56,240	57,910
Risk-weighted assets	343,929	364,448	368,196	344,220	364,942	368,690
CET1 (%)	11.99	11.98	11.80	11.52	11.74	11.56
Tier 1 (%)	14.03	13.64	13.86	13.52	13.37	13.59
Tier 2 (%)	2.63	2.28	2.36	2.51	2.05	2.12
Total capital ratio (%)	16.66	15.92	16.22	16.03	15.41	15.71

(1) As of September 30, 2020, the difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly of the impact of IFRS 9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873).

(2) Provisional data.

Regarding the MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA has continued its issuance plan during 2020 by closing two public issues of non-preferred senior debt, one in January 2020 for €1,250m over seven years and a coupon of 0.5%, and another in February 2020 for CHF 160m over six and a half years and a coupon of 0.125%. In May 2020, the first issuance of a COVID-19 social bond by a private financial institution in Europe was completed. This is a five-year senior preferred bond for €1,000m and a coupon of 0.75% Finally, in order to optimize the MREL requirement, in September BBVA issued USD 2,000m in two tranches, with maturities of three and five years, for USD 1,200m and USD 800m and coupons of 0.875% and 1.125% respectively.

The Group estimates the current structure of shareholders’ funds and admissible liabilities, together with the proposed plan for issuances and the entry into force of the European Parliament and the European Council of Regulation 2019/877 of May 20 (which, among other matters, establishes MREL in terms of RWAs and new transitory and implementation periods of such request), should enable compliance with the MREL by the date of entry into force of such requirement.

Finally, the Group’s leverage ratio maintained a solid position, at 6.4% fully-loaded (6.6% phased-in), which remains the highest among its peer group. These figures1 include the effect of the temporary exclusion of certain positions with the central bank provided for in the “CRR-Quick fix.”

[1]	Provisional data.

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Ratings

BBVA’s rating remained stable during the third quarter of the year. In June, as a result of the economic uncertainty caused by COVID-19, the rating agency Fitch downgraded by one notch the rating assigned to BBVA’s senior preferred debt to A- with a stable outlook. On April 29, S&P confirmed BBVA’s rating (A-) and its outlook (negative) in a joint action with the rest of the Spanish banks and assigned as well a negative outlook to the majority of the domestic banks. Meanwhile, DBRS confirmed the A (high) rating of BBVA with a stable outlook and on April 1, and Moody’s has maintained unchanged at A3 with a stable outlook between January and September. These ratings, together with their corresponding outlooks, are shown in the following table:

RATINGS

Rating agency	Long term (1)	Short term	Outlook
Axesor Rating	A+	n/a	Stable
DBRS	A(high)	R-1 (middle)	Stable
Fitch	A-	F-2	Stable
Moody’s	A3	P-2	Stable
Standard & Poor’s	A-	A-2	Negative

(1) Ratings assigned to long term senior preferred debt. Additionally, Moody’s and Fitch assign A2 and A- rating respectively, to BBVA’s long term deposits.

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Risk management

Credit risk

The calculation of the cumulative expected credit losses at the end of September includes:

●

To respond to the circumstances that the global COVID-19 pandemic has created in the macroeconomic environment, which has been characterized by a high degree of uncertainty regarding its intensity, duration and speed of recovery, an update of the forward-looking information in the IFRS 9 models has been performed to incorporate the best information available at the date of publication of this report. The estimation of the expected credit losses has been calculated for all the geographical areas where the Group operates, with the best information available for each one, taking into account both the macroeconomic scenarios as well as the effects on specific portfolios, sectors and customers. The scenarios used consider the various economic measures that have been announced by governments as well as the monetary, supervisory and macro-prudential authorities all over the world. Nevertheless, the degree of the impact of this pandemic on the business, the financial situation and the results of the Group, which could be material, will depend on future and uncertain events, including the intensity and the persistence over the time of the consequences derived from the pandemic in the various geographical areas where the Group operates.

●

Among the diverse economic support measures implemented in the different geographical areas where the Group operates, the most relevant are the granting of relief measures in terms of temporary payment deferrals for customers affected by the pandemic, as well as the granting of loans, especially to companies and SMEs, with public guarantees. These measures are supported by the rules issued by the authorities of the geographical areas where the Group operates as well by certain industry agreements and should help to ease the temporary liquidity needs of the customers. The classification of the customers’ credit quality and the calculation of the expected credit loss, once the credit quality of those customers will have been reviewed under the new circumstances, will depend on the effectiveness of these relief measures. In any case, the incorporation of public guarantees is considered to be a mitigating factor in the estimation of the expected credit losses.

In relation to the payment deferrals for customers affected by the pandemic, and with the goal of mitigating to the most the impact of these measures in the Group, due to the high concentration of its maturities over time, an anticipation plan has been worked out, based on basic lines of action which have allowed for anticipating managerial action with customers, considering their level of affection as well as local regulation. Those lines stand on the following pillars:

●	Diagnose: portfolio segmentation.

●	Strategy: value offering and action protocols by segment.

●	Operationality: equipment and channel sizing.

BBVA Group’s main risk indicators evolved during the first nine months of 2020 as described below, as a result, among other reasons, of the situation generated by the pandemic:

●

Credit risk decreased by 5.3% in the quarter (down 2.8% at constant exchange rates). The evolution in the quarter is mainly due to the drop in activity in Spain and the United States, due to the lower provision of credit lines associated with governmental support programs to mitigate the impacts of COVID-19. Rest of Eurasia also registered a deleveraging of investment, due to amortizations and lower availability of credit by wholesale customers between July and September.

●	The balance of non-performing loans was lower than at the close of June 2020 and December of the previous year (down 0.9% in the quarter, down 2.9 compared to December).

●	The NPL ratio remained stable compared to December 2019, at 3.8%, with a slight upward tick in the quarter due to the decrease in credit risk mentioned above.

●

Loan-loss provisions fell by 1.0% in the quarter. Compared to December 2019, they were 8.1% higher due to the provisions made in the first half of the year as a result of the negative effects of COVID-19.

●	The NPL coverage ratio closed at 85%, in line with the previous quarter and showed an improvement of 873 basis points compared to the end of 2019.

●

The cumulative cost of risk at September 30, 2020 stood at 1.69%, compared to a cumulative 2.04% at the end of June following the strong growth registered in March related to the significant increase in the loan loss allowances in the first quarter.

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NON-PERFORMING LOANS AND PROVISIONS (MILLIONS OF EUROS)

CREDIT RISK (1) (MILLIONS OF EUROS)

	30-09-20	30-06-20	31-03-20	31-12-19	30-09-19
Credit risk	422,868	446,623	442,648	441,964	438,177
Non-performing loans	16,241	16,385	15,998	16,730	17,092
Provisions	13,859	13,998	13,748	12,817	12,891
NPL ratio (%)	3.8	3.7	3.6	3.8	3.9
NPL coverage ratio (%) (2)	85	85	86	77	75

General note: figures without considering the classification of BBVA Paraguay as non-current assets and liabilities held for sale (NCA&L).

(1) Include gross loans and advances to customers plus guarantees given.

(2) The NPL coverage ratio includes the valuation adjustments for credit risk during the expected residual life of those financial instruments which have been acquired (mainly originated from the acquisition of Catalunya Banc, S.A.). Excluding these allowances, the NPL coverage ratio would stand at 83% as of September 30, 2020, 74% as of December 31, 2019 and 73% as of September 30, 2019.

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)

	3Q20 (1)	2Q20	1Q20	4Q19	3Q19
Beginning balance	16,385	15,998	16,730	17,092	16,706
Entries	2,268	2,221	2,049	2,484	2,565
Recoveries	(1,183)	(1,149)	(1,366)	(1,509)	(1,425)
Net variation	1,086	1,072	683	975	1,139
Write-offs	(613)	(834)	(944)	(1,074)	(991)
Exchange rate differences and other	(617)	149	(471)	(262)	237
Period-end balance	16,241	16,385	15,998	16,730	17,092
Memorandum item:
Non-performing loans	15,469	15,683	15,291	16,000	16,400
Non performing guarantees given	771	702	708	731	692

General note: figures without considering the classification of BBVA Paraguay as non-current assets and liabilities held for sale (NCA&L).

(1) Preliminary data.

Structural risks

Liquidity and funding

Management of liquidity and funding at BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of financing. In this context, it is important to notice that, given the nature of BBVA’s business, the funding of lending activity is fundamentally carried out through the use of stable customer funds.

Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity (taking deposits or accessing the market with their own rating), without fund transfers or financing occurring between either the parent company and the subsidiaries or between the different subsidiaries. This strategy limits the spread of a liquidity crisis among the Group’s different areas, and ensures that the cost of liquidity and financing is correctly reflected in the price formation process.

During the first nine months of 2020, liquidity conditions have remained comfortable across all countries in which the BBVA Group operates. Since the beginning of March, the global crisis caused by COVID-19 has had a significant impact on financial markets. The effects of this crisis on the Group’s balance sheets have fundamentally been felt initially through

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increased drawdown of credit facilities by wholesale customers in the face of worsening funding conditions in the markets, with no significant effect in the retail world. These drawdowns were largely returned throughout the second and third quarters. Given this initial uncertainty, the different central banks provided a joint response through specific measures and programs to facilitate the funding of the real economy and the provision of liquidity in the financial markets, increasing liquidity buffers in almost all geographical areas.

BBVA Group maintains a solid liquidity position in every geographical area with liquidity ratios comfortably above the minimum required:

●

The BBVA Group’s liquidity coverage ratio (LCR) remained significantly above 100% and stood at 159% as of September 30, 2020. For the calculation of this ratio, it is assumed that there is no transfer of liquidity among subsidiaries; i.e. no kind of excess liquidity levels in foreign subsidiaries are considered in the calculation of the consolidated ratio. When considering these excess liquidity levels, the BBVA Group’s LCR would stand at 196%.

●

The Net Stable Funding Ratio (NSFR), defined as the ratio between the amount of stable funding available and the amount of stable funding required, is one of the Basel Committee’s essential reforms, and requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. At the BBVA Group, the NSFR, calculated according to the Basel requirements, stood at 127% as of September 30, 2020.

These ratios in the main geographical areas in which the Group operates are shown below:

LCR AND NSFR RATIOS (PERCETANGE. 30-09-20)

	Eurozone (1)	The United States	Mexico	Turkey	South America
LCR	198	144 (2)	191	164	All countries >100
NSFR	120	124	136	144	All countries >100

(1) Perimeter: Spain + Rest of Eurasia.

(2) Calculated according to local regulation (Fed Modified LCR).

The most relevant aspects related to the main geographical areas are the following:

●

In the Eurozone, BBVA’s liquidity situation remains comfortable with a high quality ample liquidity buffer that has been strengthened during the first nine months of the year as a result of the management measures implemented and the actions of the European Central Bank (ECB) which have led to an increase of liquidity in the system. In the wake of the COVID-19 crisis, there was initially a higher demand for lending through increased drawdowns of credit facilities by the Corporate & Investment Banking wholesale business, which was also accompanied by growth in customer deposits. Subsequently, in the second and third quarters of the year there were partial repayments of the aforementioned drawdowns, while deposits have continued to grow. In addition, it is important to mention the measures implemented by the ECB in order to face the crisis, which have included different actions, such as: the expansion of asset purchase programs, in particular through the Pandemic Emergency Purchase Programme (PEPP) for €750,000m in a first tranche announced in March and extended with a second tranche for a further €600,000m until June 2021, or until the ECB considers the crisis to be over; the coordinated action by Central Banks for the provision of U.S. dollars; a package of temporary collateral easing measures affecting eligibility for use in funding operations and the easing and improvement of the conditions for the TLTRO III program and the creation of the new program of long-term, non-targeted emergency refinancing operations (Pandemic emergency longer-term refinancing operations, PELTRO). In March and June, BBVA took part in the TLTRO III liquidity windows (with an amount drawn at the end of September of €35,000m) due to its favorable cost and maturity conditions, and repaid the corresponding part of the TLTRO II program.

●

BBVA USA also maintains an adequate liquidity buffer consisting of high-quality assets, which has been strengthened during the first nine months of 2020. As in the Eurozone, there was an increase in loans toward the end of the first quarter of 2020, mainly due to a rise in the drawing down of credit facilities by wholesale customers and the U.S. government’s stimulus program for SMEs and self-employed workers (Paycheck Protection Program). Repayments made in the second and third quarters have now brought the credit facility usage percentage back to pre-pandemic levels. In addition, deposits have grown very significantly during the first nine months of the year, reflecting the high level of liquidity in the system as a result of the stimulus programs established by the government and the Fed.

●

At BBVA Mexico, the liquidity position has remained strong during the first nine months of 2020. Following the COVID-19 crisis, the lending gap increased in the first quarter of the year due to increased drawdowns of credit facilities. However, in the second quarter, the success of the commercial actions and the normalization of lending growth led to a reduction in the lending gap compared to December 2019 levels. During the third quarter of the year, the reduction in the lending gap has been exacerbated, driven by a reduction in loans and a growth in deposits, albeit more moderate than in the second quarter due to the progressive ending of the commercial policies, creating a comfortable position in liquidity ratios. Regarding the measures taken by Banxico over the year, in addition to reducing the monetary policy rate, it announced a reduction in the Monetary Regulation Deposit and the start of auctions of U.S. dollars with credit institutions (swap line with the Fed) in which BBVA

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Mexico participated in April, in the amount of USD 1,250m, partially renewing that position from June to September for USD 700m.

●

At Garanti BBVA, the liquidity situation remained comfortable during the first nine months of 2020, with a contraction of loans and a growth of deposits in foreign currency, as well as higher growth of loans than deposits in local currency. As a result of the COVID-19 crisis, an increase in collateral requirements was seen due to the credit risk in Turkey (Credit Default Swaps) to cover derivative valuations and wholesale funding. Moreover, Turkey’s regulator established the so-called asset ratio to encourage banks, first and foremost, to increase lending and avoid the accumulation of deposits, which has caused an increase in the lending gap. This has been covered by the bank’s excess liquidity. In the third quarter, the regulator reduced the asset ratio limit from 100% to 90%, reducing pressure on the lending gap. In the face of contractionary policies, CBRT increased the reserve requirement rates, as well as the cost of lending and the base rate. In addition, some taxes on deposits in the local currency were reduced to encourage a swap to Turkish lira deposits. Garanti BBVA meets the requirements of the asset ratio and continues to have a good liquidity buffer.

●

In South America, an adequate liquidity situation prevails throughout the region, helped by the support of various central banks and governments which, in order to mitigate the impact of the COVID-19 crisis, have acted by implementing measures to stimulate economic activity and provide greater liquidity in financial systems. In Argentina, U.S. dollar deposit outflows in the banking system continued at a very gradual pace, although BBVA Argentina continues to maintain a strong liquidity position with comfortable liquidity ratios. In Colombia, excess liquidity has been adjusted by reducing wholesale deposits, while BBVA Peru continues to increase the level of deposits. Both countries have a comfortable liquidity position.

After two months of great stability at the start of 2020, the wholesale funding markets in which the Group operates were affected by the COVID-19 crisis and secondary market prices suffered a material correction as a result of the increased volatility. This led to a significant increase in the issue premiums and levels of access to the primary market. While certain level of volatility are still evident, this situation has been stabilizing and prices in the secondary market have been correcting themselves.

The main transactions carried out by the companies that form part of the BBVA Group in the first nine months of 2020 are:

●

During the first quarter of 2020, BBVA, S.A. carried out two issuances of senior non-preferred debt totaling €1,400m and a Tier 2 issuance totaling €1,000m. In the second quarter of 2020, it issued preferred senior debt totaling €1,000m as a COVID-19 social bond, the first of its kind from a private financial institution in Europe. In the third quarter, it carried out three public issues: the first is the first green convertible bond (CoCo) ever issued by a financial institution worldwide in the amount of €1,000m, with a coupon of 6% and an option for early amortization in five and a half years; the second is a subordinated Tier 2 debt issuance in pounds sterling, for the amount of 300m, to a term of eleven years and option of amortization to the sixth, with a coupon of 3.104%; and the third is a preferred debt issue filed with the U.S. Securities and Exchange Commission (SEC), in two tranches over three and five years, in a total amount of USD 2,000m. For more information about these transactions, see the “Solvency” chapter of this report.

●

In Mexico, a local senior issuance was successfully carried out in February for MXN 15,000m (€587m) in three tranches. Two tranches in Mexican pesos over 3 and 5 years (one for MXN 7,123m at the Interbank Equilibrium Interest Rate (TIIE) 28 +5 basis points and another for MXN 6,000m at TIIE 28 +15 basis points, respectively), and another tranche in U.S. dollars over 3 years (USD 100m at 3-month Libor +49 basis points). The purpose of this issuance was to bring forward the refinancing of maturities in the year, taking advantage of the good market conditions, as well as to strengthen the liquidity situation by offsetting the seasonal outflows of deposits in the early months of the year. In September, it carried out an international issuance of unsecured 5-year senior debt in an amount of USD 500m at a rate of 1.875%, which represents the lowest ever for a financial institution in Mexico and the lowest of any of Latin America’s private financial institutions. This issue is the second under BBVA Mexico’s Global Issuer Program, which has a value of up to USD 10,000m.

●

In Turkey, Garanti BBVA carried out a Tier 2 issuance for TRY 750m in the first quarter. In the second quarter, Garanti BBVA renewed a syndicated loan by issuing the first green syndicated loan for a bank indexed to sustainability criteria, and in whose renovation the EBRD -European Bank for Reconstruction and Development- and the IFC -International Finance Corporation- participated. In the third quarter, Garanti did not issue wholesale funding.

●	In South America, there have been no material issuances from January to September 2020.

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Foreign exchange

Foreign exchange risk management of BBVA’s long-term investments, principally stemming from its overseas franchises, aims to preserve the Group’s capital adequacy ratio and ensure the stability of its income statement.

BBVA has maintained its policy of actively hedging its main investments in emerging markets, covering on average between 30% and 50% of annual earnings and around 70% of the CET1 capital ratio excess. Based on this policy, the sensitivity of the CET1 ratio to a depreciation of 10% against the euro of the main emerging-market currencies stood at -4 basis points for the Mexican peso and -3.6 basis points for the Turkish lira. In the case of the U.S. dollar, the sensitivity to a depreciation of 10% against the euro is approximately +9 basis points, as a result of RWAs denominated in U.S. dollars outside the United States. At the end of September, the coverage level for expected earnings for 2020 was at levels close to 50% in the case of Turkey, and close to 90% for Mexico. Coverage levels for expected earnings in the case of Colombia and Peru are around 50%.

Interest rate

The aim of managing interest-rate risk is to limit the sensitivity of the balance sheets to interest rate fluctuations. BBVA carries out this work through an internal procedure following the guidelines established by the European Banking Authority (EBA), which measures the sensitivity of net interest income and economic value to determine the potential impact of a range of scenarios on the Group’s different balance sheets.

The model is based on assumptions intended to realistically mimic the behavior of the balance sheet. Assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates are of particular relevance. These assumptions are reviewed and adapted at least once a year to take into account any changes in behavior.

At the aggregate level, BBVA continues to maintain a moderate risk profile, in accordance with the established target, showing a net interest income position which would be favored by an increase in interest rates. The effective management of structural balance sheet risk has allowed it to mitigate the negative impact of the downward trend in interest rates and the volatility experienced as a result of the effects of COVID-19, and is reflected in the soundness and recurrence of net interest income.

By area, the main features are:

●

Spain and the United States have balance sheets characterized by a high proportion of variable-rate loans in the loan portfolio (basically mortgages in Spain and corporate lending in both countries) and liability composed mainly of customer deposits. The ALCO portfolios act as hedging for the bank’s balance sheet, mitigating its sensitivity to interest rate fluctuations. The profile of both balance sheets has remained stable during 2020.

●

In addition, following a slightly downward trend at the start of the year for European benchmark interest rates (Euribor), there was a rebound of around 20–30 basis points (depending on the maturity) in mid-March. This was a result of an adjustment in expectations after the ECB held the marginal deposit facility rate at -0.50% when the market had discounted a fall, and an increase in the required credit spread in the light of the COVID-19 crisis. However, since May, Euribor has fallen by between -30 and -35 basis points, reaching record lows, mainly due to the easing of credit spreads and the ECB’s monetary stimulus measures. In the United States, base rates (Libor) have maintained a downward trend during the first nine months of the year (falling by between -160 and -170 basis points, depending on the maturity), in line with the Fed’s rate cuts in the first quarter of the year.

●

Mexico continues to show stability between the balance sheet items benchmarked at fixed and variable interest rates. In terms of assets that are most sensitive to interest rate fluctuations, the corporate portfolio stands out, while consumer loans and mortgages are mostly at a fixed rate. The ALCO portfolio is used to neutralize the longer duration of customer deposits. The sensitivity of net interest income continues to be limited and stable in 2020, considering the new interest rate scenario that emerged in March, with a downward trend in benchmark rates throughout 2020 compared to expectations at the beginning of the year. In this regard, the monetary policy rate at the end of September stood at 4.25%, which has meant a reduction of -300 basis points during the first nine months of 2020 (-75 basis points in the third quarter).

●

In Turkey, the interest-rate risk (broken down into Turkish lira and U.S. dollars) is limited. In terms of assets, the sensitivity of lending, which is mostly fixed-rate, but with relatively short maturities, and the ALCO portfolio, including inflation-linked bonds, are balanced by the sensitivity of deposits on the liability side, which are repriced in the short term. The sensitivity of net interest income on the currency balance sheets increased due to the measures taken in relation to the asset ratio, but has remained low in this quarter with the accumulation of short-term customer deposits.

●

In South America, the risk profile for interest rates remains low as most countries in the area have a fixed/variable composition and maturities that are very similar for assets and liabilities, with a low and virtually constant net interest income sensitivity throughout 2020. In addition, in balance sheets with several currencies, interest-rate risk is managed for each of the currencies, showing a very low level of risk. The measures promoted by central banks have helped benchmark interest rates to follow a path below that expected at the beginning of the year.

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Responsible banking

BBVA´s Purpose is to bring the age of opportunity to everyone. This Purpose is based on strong values: the customer comes first, we think big and we are one team. As part of its strategy, BBVA wants to improve its clients’ financial health and help them in the transition toward a sustainable future inspired by the United Nations Sustainable Development Goals. Specifically, BBVA is committed to support the transition towards a low carbon emissions economy and inclusive economic development, both through its business and through the various social programs that the Group promotes.

The key strategic initiatives of responsible banking are:

●	Creating lasting and more balanced relations with the customers via transparent, clear and responsible communications and supporting financial literacy in all of the solutions that the Group offers.

●	A fully integrated approach to doing business via responsible business policies, a reputational risk model, and a people-centric culture throughout the Organization.

●	Supporting responsible and sustainable growth via financial inclusion, sustainable finance, support for SMEs and responsible investment.

●	Investment in the community, prioritizing financial literacy initiatives, entrepreneurship, learning and other locally significant social causes.

Measures taken by BBVA in response to COVID-19

In addition to the safety, business continuity and financial support measures to the commercial and retail sector in light of the situation caused by COVID-19 mentioned at the beginning of this report, BBVA stepped up efforts to help society in its fight against the pandemic, with an institutional donation of €35m. Focused on three action items, BBVA has:

●	Donated €28.1m, mainly for the purchase of respirators and medical and personal protective equipment for healthcare workers.

●	Supported social organizations with more than €4.2m, in order to reduce the negative impacts of the pandemic on the most vulnerable segments of society.

●	Made a special request for aid totaling €2.7m aimed at supporting 20 scientific research projects.

In addition, BBVA launched an initiative among its employees in most of the countries in which it operates, inviting them to join in with the charitable work against the pandemic. In these campaigns, BBVA has played its part by contributing an initial amount or by matching the contribution of its employees, so for every euro contributed by an employee, the Bank has contributed another euro. The funds raised amounted to €1.8m and they are being used to fight against the virus in the three action items mentioned above.

Finally, BBVA has encouraged its customers to get involved, launching several campaigns, mainly in Spain and Mexico, through which €9.3m has been raised.

As for suppliers, BBVA has supported the ones closest to us with protection schemes for employees and companies, and with the advance payment of invoices, without waiting until the agreed deadline.

Other responsible banking initiatives

The promotion of responsible and sustainable growth is one of BBVA’s main responsible banking strategic initiatives, in line with the Group’s second strategic priority: “Helping our clients transition toward a sustainable future.” Along these lines, in 2018, BBVA presented its 2025 Pledge to contribute to the achievement of the United Nations Sustainable Development Goals and the challenges arising from the Paris Agreement on Climate Change. In one of the initiatives forming part of this commitment, BBVA is pledging to mobilize €100bn between 2018 and 2025 in green finance, sustainable infrastructure and agribusiness, entrepreneurship and financial inclusion, of which €40,082m had already been mobilized by the end of June 2020.

In addition, during the third quarter of the year BBVA has joined forces with four other major banking groups to publish a joint methodology to align their loan portfolios with the targets established by the Paris Agreement on Climate Change, available to all financial institutions wishing to make progress with the decarbonization of their loan portfolios.

Furthermore, since January 1, 2020, the Bank has set an internal price for its CO2 emissions and is committed to being carbon neutral in 2020, thereby contributing to the fight against climate change and promoting sustainable development.

In terms of gender diversity, BBVA was once again included, for the third consecutive year, in the Bloomberg Gender-Equality Index, which is recognition of its commitment to creating working environments of trust, where the professional development and equal opportunities of all employees are guaranteed regardless of gender.

BBVA is committed to diversity and inclusion in all its forms and as a result in 2019 it joined the Corporate Network for Diversity and LGBTIQ+ Inclusion (REDI) and decided to support the United Nations “Standards of Conduct for Business

27

on Tackling Discrimination against LGBTIQ+ people.” Adherence to these principles, which safeguard the rights of the LGBTIQ+ community in the workplace, implies a commitment by the bank to ensure equal treatment and to activate measures that detect possible discrimination related to the sexual identity or orientation of the employees.

In addition to the Bloomberg Gender-Equality Index mentioned earlier, BBVA is present in other international sustainability indexes and ESG indexes (Environmental, Social and Governance) that rate the performance of companies in these areas. As of September 30, 2020, the main sustainability indexes in which BBVA is present are: Dow Jones Sustainability Indices, as a member of DJSI World and DJSI Europe; MSCI2, as a member of the MSCI ESG Leaders Indexes; FTSE4Good, being a member of FTSE4Good Index Series; Euronext Vigeo, as a member of the Euronext Vigeo Eurozone 120 and Europe 120 indexes; Ethibel Sustainability Excellence, specifically in Ethibel Sustainability Excellence Europe and Ethibel Sustainability Excellence Global and finally, it is included as one of the leaders in the Carbon Disclosure Project (CDP) annual index of companies fighting against climate change.

2 The inclusion of BBVA in any MSCI index, and the use of the logos, trademarks, service marks or index names herein does not constitute the sponsorship or promotion of BBVA by MSCI or any of its subsidiaries. The MSCI indexes are the exclusive property of MSCI. MSCI and the MSCI indexes and logos are trademarks or service marks of MSCI or its subsidiaries.

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Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, for each one of them, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios.

At the end of September 2020, BBVA Group’s business areas reporting structure continued to be the same as the one presented at the end of 2019. BBVA Group’s business areas are summarized below:

●

Spain mainly includes the banking and insurance businesses that the Group carries out in this country. In April, BBVA reached an agreement with Allianz, Compañía de Seguros y Reaseguros, S.A., to create a bancassurance alliance, with the aim of jointly promoting the non-life insurance business in Spain, excluding the health insurance line, and constituting a newly created insurance company. The closing of the operation is subject to the approval of the competent regulatory authorities.

●	The United States includes the business of BBVA USA and the activity of the BBVA, S.A. branch in New York.

●	Mexico includes banking and insurance businesses in this country, as well as the activity that BBVA Mexico carries out through its branch in Houston.

●	Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

●

South America basically includes banking and insurance businesses in the region. With respect to the agreement reached with Banco GNB Paraguay, S.A., for the sale of BBVA Paraguay, the closing of the transaction is subject to obtaining the authorizations from the competent regulatory authorities.

●	Rest of Eurasia includes the banking business activity carried out in Asia and in Europe, excluding Spain.

The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function; management of structural exchange rate positions; some equity instruments issuances to ensure an adequate management of the Group’s global solvency. It also includes portfolios whose management is not linked to customer relationships, such as industrial holdings; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets.

In addition to these geographical breakdowns, supplementary information is provided for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. This business is relevant to have a broader understanding of the Group’s activity and results due to the important features of the type of customers served, products offered and risks assumed.

The information by business area is based on units at the lowest level and/or companies that comprise the Group, which are assigned to the different areas according to the main region or company group in which they carry out their activity.

As usual, in the case of the different business areas in America, in Turkey and in CIB, the results applying constant exchange rates are given as well as the year-on-year variations at current exchange rates.

29

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center
30-09-20
Net interest income	12,763	2,675	1,708	4,036	2,218	2,069	159	12,865	(103)
Gross income	17,708	4,382	2,374	5,231	2,866	2,441	388	17,682	26
Operating income	9,626	2,105	960	3,489	2,075	1,397	184	10,210	(584)
Profit /(loss) before tax	1,609	600	117	1,692	1,325	647	128	4,509	(2,900)
Net attributable profit /(loss)	(15)	440	115	1,204	503	326	96	2,684	(2,699)
30-09-19
Net interest income	13,415	2,661	1,813	4,599	2,029	2,376	130	13,607	(193)
Gross income	18,064	4,247	2,442	5,912	2,548	2,884	338	18,372	(308)
Operating income	9,244	1,806	989	3,954	1,661	1,733	126	10,269	(1,025)
Profit /(loss) before tax	5,938	1,489	588	2,702	982	1,137	129	7,027	(1,089)
Net attributable profit /(loss)	3,667	1,064	478	1,965	380	569	103	4,558	(891)

General note: as a result of the interpretation issued by the International Financial Reporting Standards Interpretations Committee (IFRIC) regarding the collecting of interests of written-off financial assets for the purpose of IFRS 9, those collections are presented as reduction of the credit allowances and not as a higher interest income, recognition method applied until December 2019. Therefore, and in order to make the information comparable, the first nine months information of the 2019 income statements has been restated.

GROSS INCOME(1), OPERATING INCOME(1) AND NET ATTRIBUTABLE PROFIT(1) BREAKDOWN (PERCENTAGE. JANUARY-SEPTEMBER 2020)

(1) Excludes the Corporate Center.

30

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center	Deletions	NCA&L (1)
30-09-20
Loans and advances to customers	365,605	166,568	61,987	47,788	36,797	33,678	20,938	367,757	279	(1,429)	(1,001)
Deposits from customers	395,132	195,682	73,297	50,770	38,130	36,024	4,597	398,500	298	(2,267)	(1,399)
Off-balance sheet funds	100,040	60,891	-	21,328	3,431	13,861	529	100,040	-	-	-
Total assets / liabilities and equity	727,014	403,527	97,732	101,416	58,128	55,533	24,888	741,224	40,795	(55,004)	-
RWAs	343,929	107,046	63,021	53,443	50,131	40,087	18,855	332,583	11,345	-	-
31-12-19
Loans and advances to customers	382,360	167,332	63,162	58,081	40,500	35,701	19,669	384,445	813	(1,692)	(1,205)
Deposits from customers	384,219	182,370	67,525	55,934	41,335	36,104	4,708	387,976	308	(2,598)	(1,467)
Off-balance sheet funds	107,803	66,068	-	24,464	3,906	12,864	500	107,803	-	-	-
Total assets / liabilities and equity	698,690	365,380	88,529	109,079	64,416	54,996	23,257	705,656	49,886	(56,852)	-
RWAs	364,448	104,911	65,170	59,299	56,642	45,413	17,989	349,422	15,026	-	-

(1) Non-current assets and liabilities held for sale (NCA&L) from BBVA Paraguay.

The balance sheet includes a column, which represents the deletions and balance sheet adjustments between the different business areas, especially in terms of the relationship between the areas in which the parent company operates, i.e. Spain, Rest of Eurasia and the United States, and the Corporate Center.

NUMBER OF EMPLOYEES	NUMBER OF BRANCHES

NUMBER OF ATMS

31

Spain

Highlights

●	Activity growth, partly driven by the government support programs.

●	Significant improvement in operating income due to an increase in NTI and commissions, as well as a decrease in operating expenses.

●	Risk indicators contained.

●	Net attributable profit affected by the level of the impairment on financial assets.

BUSINESS ACTIVITY(1) (YEAR-ON-YEAR CHANGE. DATA AS OF 30-09-20)	NET INTEREST INCOME/ATAS (PERCENTAGE)

(1)	Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS)

32

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep. 20	Δ %	Jan.-Sep. 19
Net interest income	2,675	0.5	2,661
Net fees and commissions	1,349	4.8	1,287
Net trading income	217	78.3	121
Other operating income and expenses	141	(20.3)	177
Of which: Insurance activities (1)	362	(5.8)	385
Gross income	4,382	3.2	4,247
Operating expenses	(2,277)	(6.7)	(2,441)
Personnel expenses	(1,291)	(8.7)	(1,414)
Other administrative expenses	(640)	(4.3)	(668)
Depreciation	(346)	(3.6)	(359)
Operating income	2,105	16.6	1,806
Impairment on financial assets not measured at fair value through profit or loss	(1,075)	n.s.	(46)
Provisions or reversal of provisions and other results	(430)	58.8	(271)
Profit/(loss) before tax	600	(59.7)	1,489
Income tax	(158)	(62.6)	(423)
Profit/(loss) for the year	442	(58.5)	1,066
Non-controlling interests	(2)	32.9	(2)
Net attributable profit/(loss)	440	(58.7)	1,064
(1) Includes premiums received net of estimated technical insurance reserves.

Balance sheets	30-09-20	Δ %	31-12-19
Cash, cash balances at central banks and other demand deposits	35,206	121.4	15,903
Financial assets designated at fair value	138,504	12.7	122,844
Of which: Loans and advances	33,891	(0.8)	34,175
Financial assets at amortized cost	195,981	0.4	195,260
Of which: Loans and advances to customers	166,568	(0.5)	167,332
Inter-area positions	23,705	9.6	21,637
Tangible assets	3,055	(7.5)	3,302
Other assets	7,076	9.9	6,436
Total assets/liabilities and equity	403,527	10.4	365,380

Financial liabilities held for trading and designated at fair value through profit or loss	85,296	8.4	78,684
Deposits from central banks and credit institutions	54,427	32.5	41,092
Deposits from customers	195,682	7.3	182,370
Debt certificates	41,433	16.6	35,520
Inter-area positions	-	-	-
Other liabilities	16,425	(11.1)	18,484
Economic capital allocated	10,263	11.2	9,229

Relevant business indicators	30-09-20	Δ %	31-12-19
Performing loans and advances to customers under management (1)	164,150	0.0	164,140
Non-performing loans	8,380	(3.0)	8,635
Customer deposits under management (1)	195,682	7.3	182,370
Off-balance sheet funds (2)	60,891	(7.8)	66,068
Risk-weighted assets	107,046	2.0	104,911
Efficiency ratio (%)	52.0		57.5
NPL ratio (%)	4.3		4.4
NPL coverage ratio (%)	68		60
Cost of risk (%)	0.80		0.08

(1) Excluding repos.

(2) Includes mutual funds, pension funds and other off-balance sheet funds.

33

Activity

The most relevant aspects related to the area’s activity during the first nine months of 2020 were:

●

The lending activity (performing loans under management) stood at similar levels to the close of 2019. The reduction in mortgage lending and lending to public institutions was largely offset by higher balances in corporate banking (up 5.4%), retail businesses (up 9.0%) and SMEs (up 4.2%), which benefited from the facilities guaranteed by the Spanish Instituto de Crédito Oficial (ICO).

●	With respect to asset quality, the NPL ratio remained stable compared to the previous two quarters, at 4.3%, and the coverage ratio increased to 68%.

●

Total customer funds grew by 3.3% compared to the close of 2019, partly due to the trend toward increasing savings, both by companies and by individual customers. This has meant an increase in customer deposits under management (up 7.3%), which offsets the negative evolution of off-balance sheet funds (down 7.8%) resulting from the performance of the markets between January and September 2020.

Results

Spain generated a cumulative net attributable profit of €440m between January and September 2020, compared to a profit of €1,064m in the same period of the previous year, mainly due to the increase in the impairment on financial assets, as operating income grew 16.6% compared to the same period in 2019.

The main highlights of the area’s income statement are:

●

Net interest income increased slightly compared to the first nine months of the previous year (up 0.5%), mainly due to the lower funding costs and the greater contribution of earnings from the Global Markets.

●	Net fees and commissions performed well (up 4.8% year-on-year), strongly supported by asset management fees and commissions and those generated by corporate banking transactions.

●	Outstanding performance of NTI (up 78.3% year-on-year), mainly due to higher ALCO portfolio sales in 2020.

●

The other operating income and expenses line was down 20.3% compared to the same period of 2019 due to higher contributions to the SRF and lower returns from the insurance business, although in the quarter the latter grew by 7.0%.

●

There was a reduction in operating expenses (down 6.7% year-on-year), mainly as a result of the cost-containment plans supported by the reduction in discretionary expenses as a result of the pandemic. Therefore, the efficiency ratio stood at 52.0% compared to 57.5% in the same period in 2019.

●

The impairment on financial assets increased by €1,029m compared to the same period of the previous year, due fundamentally to the negative impact, registered mainly in the first quarter, of the deterioration in the macroeconomic scenario as a result of COVID-19, including credit provisions for those sectors most affected, in a comparison that is further impacted by portfolio sales made in the last financial year. In quarterly terms, this line continued to decline after the increase experienced in March, which has favored the cumulative cost of risk to stand at 0.80% at the end of September.

●	Finally, provisions and other gains closed at €-430m, partly due to provisions to deal with potential claims.

34

The United States

Highlights

●	Increase in loans on the commercial portfolios, whereas retail segments have been affected by the pandemic. Strong increase in customer deposits.

●	The cost of risk continues to improve.

●	Positive evolution of fees and commissions and NTI.

●	Lower net attributable profit due to a fall in net interest income and a significant increase in the impairment on financial assets line.

BUSINESS ACTIVITY (1) (YEAR-ON-YEAR CHANGE AT CONSTANT EXCHANGE RATE. DATA AS OF 30-09-20)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

(1) At current exchange rate: -2.8%	(1) At current exchange rate: -75.9%

35

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep. 20	Δ %	Δ % (1)	Jan.-Sep. 19
Net interest income	1,708	(5.8)	(5.5)	1,813
Net fees and commissions	503	2.9	3.3	489
Net trading income	176	27.0	28.8	139
Other operating income and expenses	(13)	n.s.	n.s.	2
Gross income	2,374	(2.8)	(2.4)	2,442
Operating expenses	(1,414)	(2.8)	(2.5)	(1,454)
Personnel expenses	(821)	(2.2)	(1.9)	(839)
Other administrative expenses	(435)	(3.2)	(2.9)	(449)
Depreciation	(158)	(4.2)	(4.0)	(165)
Operating income	960	(2.8)	(2.4)	989
Impairment on financial assets not measured at fair value through profit or loss	(848)	108.9	109.1	(406)
Provisions or reversal of provisions and other results	5	(5.1)	5.7	5
Profit/(loss) before tax	117	(80.0)	(79.9)	588
Income tax	(3)	(97.7)	(97.7)	(110)
Profit/(loss) for the year	115	(75.9)	(75.8)	478
Non-controlling interests	-	-	-	-
Net attributable profit/(loss)	115	(75.9)	(75.8)	478

Balance sheets	30-09-20	Δ %	Δ % (1)	31-12-19
Cash, cash balances at central banks and other demand deposits	17,205	107.5	116.2	8,293
Financial assets designated at fair value	6,654	(13.1)	(9.5)	7,659
Of which: Loans and advances	345	32.0	37.6	261
Financial assets at amortized cost	70,435	1.3	5.6	69,510
Of which: Loans and advances to customers	61,987	(1.9)	2.3	63,162
Inter-area positions	-	-	-	-
Tangible assets	857	(6.2)	(2.3)	914
Other assets	2,581	19.9	25.0	2,153
Total assets/liabilities and equity	97,732	10.4	15.1	88,529
Financial liabilities held for trading and designated at fair value through profit or loss	336	19.4	24.5	282
Deposits from central banks and credit institutions	5,914	44.9	51.0	4,081
Deposits from customers	73,297	8.5	13.1	67,525
Debt certificates	3,096	(12.8)	(9.1)	3,551
Inter-area positions	4,909	43.7	49.8	3,416
Other liabilities	6,535	12.1	16.8	5,831
Economic capital allocated	3,644	(5.2)	(1.2)	3,843

Relevant business indicators	30-09-20	Δ %	Δ % (1)	31-12-19
Performing loans and advances to customers under management (2)	62,698	(0.9)	3.3	63,241
Non-performing loans	1,264	73.2	80.5	730
Customer deposits under management (2)	73,300	8.5	13.1	67,528
Off-balance sheet funds (3)	-	-	-	-
Risk-weighted assets	63,021	(3.3)	0.8	65,170
Efficiency ratio (%)	59.5			61.0
NPL ratio (%)	1.9			1.1
NPL coverage ratio (%)	95			101
Cost of risk (%)	1.69			0.88

(1) Figures at constant exchange rate.

(2) Excluding repos.

(3) Includes mutual funds, pension funds and other off-balance sheet funds.

36

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity during the first nine months of 2020 were:

●

The lending activity for the area (performing loans under management) showed lower dynamism between July and September (down 5.3% in the quarter), due to the combined effect of several factors, including the volume of liquidity injected into the system until June and the use by companies of credit facilities provided during the first and second quarters of the year. In comparison with December 2019, the loan portfolio increased by 3.3%, mainly due to the growth of the Corporate and Business Banking segment (up 9.1%), which was driven by the Paycheck Protection Program. The rest of the retail portfolio showed reductions in rates of change with respect to the end of 2019 (down 2.3%), due to the unfavorable impact of the pandemic.

●

In terms of risk indicators, the NPL ratio increased due to the entry into non-performing loans of some wholesale customers and closed at 1.9%. For its part, the NPL coverage ratio stood at 95%, compared to 101% at the end of December 2019.

●	Customer deposits under management increased by 13.1% between January and September, in part due to the placement of the increased liquidity made available to customers in demand deposits.

Results

The United States generated a net attributable profit of €115m during the first nine months of 2020, 75.8% less than in the same period of the previous year. The most relevant aspects related to the income statement are summarized below:

●

Net interest income fell by 5.5% year-on-year, affected by the Fed’s interest rate cuts, for a total of 225 basis points since the first quarter of 2019, partially offset by the lower financing costs due to the excellent cost of deposits management, which led to a 4.8% increase in the quarter of this margin.

●	Net fees and commissions closed with an increase of 3.3% compared to the same period last year (up 11.4% in the quarter), due mainly to commissions generated by the Global Markets unit.

●	NTI contribution increased (up 28.8% year-on-year) thanks to the higher results of the Global Markets unit.

●

Operating expenses fell compared to the same period of the previous year (down 2.5% year-on-year), as a result of both the decrease in some discretionary expenditures due to the pandemic and the containment plans implemented.

●

Increase in the impairment on financial assets (up 109.1% year-on-year), explained mainly by the adjustment in the macroeconomic scenario due to the negative effects of COVID-19, mainly registered in the first quarter, and to higher loan-loss provisions to cover specific customers in the Oil & Gas sector. Consequently, the cumulative cost of risk as of September 2020 stood at 1.69%, after the rebound experienced in March due to the sharp increase in the impairment on financial assets.

●	Income tax recorded a charge of €3m, significantly below that recorded in the previous year, as a result of the correction of the calculation of the effective tax rate for the year as a whole.

37

Mexico

Highlights

●	Evolution of activity supported by the good performance of the wholesale portfolio.

●	Improvement in the risk indicators.

●	Stability of the main margins.

●	Net attributable profit affected by the significant increase in the impairment on financial assets line.

BUSINESS ACTIVITY (1) (YEAR-ON-YEAR CHANGE AT CONSTANT EXCHANGE RATE. DATA AS OF 30-09-20)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

(1) At current exchange rate: -11.8%.	(1) At current exchange rate: -38.7%.

38

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep. 20	Δ %	Δ % (1)	Jan.-Sep. 19
Net interest income	4,036	(12.2)	(0.4)	4,599
Net fees and commissions	766	(19.5)	(8.7)	952
Net trading income	330	36.9	55.3	241
Other operating income and expenses	99	(18.0)	(7.0)	121
Gross income	5,231	(11.5)	0.4	5,912
Operating expenses	(1,742)	(11.0)	0.9	(1,958)
Personnel expenses	(716)	(13.9)	(2.4)	(832)
Other administrative expenses	(793)	(8.5)	3.8	(866)
Depreciation	(233)	(10.4)	1.7	(260)
Operating income	3,489	(11.8)	0.1	3,954
Impairment on financial assets not measured at fair value through profit or loss	(1,749)	41.3	60.3	(1,238)
Provisions or reversal of provisions and other results	(48)	238.4	283.9	(14)
Profit/(loss) before tax	1,692	(37.4)	(29.0)	2,702
Income tax	(487)	(33.9)	(25.0)	(737)
Profit/(loss) for the year	1,204	(38.7)	(30.5)	1,965
Non-controlling interests	-	-	-	-
Net attributable profit/(loss)	1,204	(38.7)	(30.5)	1,965

Balance sheets	30-09-20	Δ %	Δ %(1)	31-12-19
Cash, cash balances at central banks and other demand deposits	7,989	23.1	51.9	6,489
Financial assets designated at fair value	31,938	1.7	25.5	31,402
Of which: Loans and advances	920	18.5	46.2	777
Financial assets at amortized cost	56,832	(14.1)	6.0	66,180
Of which: Loans and advances to customers	47,788	(17.7)	1.5	58,081
Tangible assets	1,538	(24.0)	(6.2)	2,022
Other assets	3,119	4.5	28.9	2,985
Total assets/liabilities and equity	101,416	(7.0)	14.7	109,079
Financial liabilities held for trading and designated at fair value through profit or loss	21,572	(1.0)	22.2	21,784
Deposits from central banks and credit institutions	3,460	63.4	101.6	2,117
Deposits from customers	50,770	(9.2)	12.0	55,934
Debt certificates	7,469	(15.5)	4.3	8,840
Other liabilities	13,086	(15.7)	4.1	15,514
Economic capital allocated	5,059	3.5	27.7	4,889

Relevant business indicators	30-09-20	Δ %	Δ % (1)	31-12-19
Performing loans and advances to customers under management (2)	48,681	(17.0)	2.5	58,617
Non-performing loans	1,196	(19.1)	(0.2)	1,478
Customer deposits under management (2)	50,432	(8.9)	12.5	55,331
Off-balance sheet funds (3)	21,328	(12.8)	7.6	24,464
Risk-weighted assets	53,443	(9.9)	11.2	59,299
Efficiency ratio (%)	33.3			32.9
NPL ratio (%)	2.3			2.4
NPL coverage ratio (%)	170			136
Cost of risk (%)	4.27			3.01

(1) Figures at constant exchange rate.
(2) Excluding repos.
(3) Includes mutual funds and other off-balance sheet funds.

39

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity during the first nine months of 2020 were:

●

Lending activity (performing loans under management) increased 2.5%, supported by the 4.9% growth in the wholesale portfolio, which was driven by the strong drawdowns during the first quarter of the year to deal with the pandemic, and continues to offset the reductions in the second and third quarters. It is worth mentioning that the growth of BBVA Mexico’s wholesale portfolio outperformed the market, allowing it to gain 69 basis points of market share, to reach 20.6%, in this segment over the last twelve months, according to the latest available data at the end of August[3]. The balance of the retail portfolio was in line with the December 2019 figure (up 0.3%) and the highest growth was in the mortgage portfolio (up 5.7%), as the consumer and credit card portfolios recorded lower balances, affected by the lower economic activity resulting from the pandemic.

●	Improvement in terms of the asset quality indicators with respect to the end of 2019. As a result, the NPL ratio stood at 2.3% and the coverage ratio at 170%.

●

Customer deposits under management increased by 12.5%, supported by the growth of both demand deposits and, to a lesser extent, time deposits. Off-balance sheet funds also performed well in the first nine months of 2020 (up 7.6%) due to a greater customer preference for these products in their search for more profitable investment alternatives.

Results

BBVA Mexico achieved a net attributable profit of €1,204m between January and September 2020, which is a 30.5% reduction compared to the same period of the previous year. This was due to the increase in the impairment on financial assets, generated by additional provisions made during the first half of the year as a result of COVID-19. In the quarter, there was a recovery in recurring income, that is, net interest income and commissions, which together increased by 11.7%. The most relevant aspects related to the income statement are summarized below:

●

Net interest income closed in line with that reached between January and September 2019 (down 0.4%) since higher level of activity was partially offset by a reduction of 300 basis points in the benchmark rates over the first nine months of 2020 (75 basis points in the third quarter). Additionally, this reflects the change in the portfolio mix, with a higher percentage of wholesale customers, as well as the application of customer support programs during the first half.

●

Net fees and commissions fell (down 8.7%), mainly as a result of lower fees and commissions for credit card and investment banking transactions, and an increase in transactions made through digital channels, which do not generate fees and commissions for individual customers.

●

NTI continued to perform well, with a 55.3% year-on-year growth, mainly derived from the result of the Global Markets unit, as well as greater earnings from foreign exchange operations and capital gains on portfolio sales in the quarter.

●

The other operating income and expenses line registered a year-on-year fall of 7.0%, as a result of a greater contribution to the Deposit Guarantee Fund due to the higher volume deposited by customers.

●	Operating expenses showed a moderate growth of 0.9%, reflecting the effort to maintain strict control, despite additional expenses to ensure the health and safety of the employees and customers.

●

The impairment on financial assets line increased by 60.3%, fundamentally due to the additional provisions caused by COVID-19, mainly registered in the first half of 2020, which include the deterioration in the macroeconomic scenario compared to the one originally forecasted in early 2020. With regard to payment deferrals or moratoriums, virtually all retail customer payment deferments have expired, and are showing much better than expected payment dynamics. This has resulted in an improvement in the cumulative cost of risk to September 2020, which stood at 4.27%, down from 4.95% at the end of June.

●	The provisions and other results line performed unfavorably and includes greater provisions for the contingent risks arising from COVID-19.

3 Source: Mexican National Banking and Securities Commission. (CNBV, by its acronym in Spanish).

40

Turkey

Highlights

●	Credit growth driven by Turkish lira loans. Strong growth in foreign currency deposits.

●	Outstanding performance of recurring revenue and efficiency ratio improvement.

●	Small rise in the NPL ratio year-to-date.

●	Double digit growth in the main income statement margins.

BUSINESS ACTIVITY(1) (YEAR-ON-YEAR CHANGE AT CONSTANT EXCHANGE RATE. DATA AS OF 30-09-20)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

(1) At current exchange rate: +24.9%.	(1) At current exchange rate: +32.4%.

41

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep. 20	Δ %	Δ %(1)	Jan.-Sep. 19
Net interest income	2,218	9.3	31.0	2,029
Net fees and commissions	391	(28.5)	(14.3)	547
Net trading income	206	n.s.	n.s.	(65)
Other operating income and expenses	51	38.6	66.1	37
Gross income	2,866	12.5	34.8	2,548
Operating expenses	(792)	(10.7)	7.0	(886)
Personnel expenses	(437)	(13.7)	3.5	(507)
Other administrative expenses	(236)	(4.7)	14.3	(247)
Depreciation	(119)	(10.5)	7.3	(132)
Operating income	2,075	24.9	49.6	1,661
Impairment on financial assets not measured at fair value through profit or loss	(680)	5.5	26.4	(645)
Provisions or reversal of provisions and other results	(70)	103.2	143.5	(34)
Profit/(loss) before tax	1,325	34.9	61.6	982
Income tax	(308)	46.8	76.0	(209)
Profit/(loss) for the year	1,017	31.6	57.7	773
Non-controlling interests	(515)	30.9	56.9	(393)
Net attributable profit/(loss)	503	32.4	58.6	380

Balance sheets	30-09-20	Δ %	Δ %(1)	31-12-19
Cash, cash balances at central banks and other demand deposits	5,510	0.4	36.7	5,486
Financial assets designated at fair value	5,430	3.1	40.3	5,268
Of which: Loans and advances	434	(2.3)	33.0	444
Financial assets at amortized cost	45,251	(11.8)	20.1	51,285
Of which: Loans and advances to customers	36,797	(9.1)	23.7	40,500
Tangible assets	827	(26.0)	0.7	1,117
Other assets	1,110	(11.9)	19.9	1,260
Total assets/liabilities and equity	58,128	(9.8)	22.8	64,416
Financial liabilities held for trading and designated at fair value through profit or loss	2,164	(0.9)	34.9	2,184
Deposits from central banks and credit institutions	3,726	(16.7)	13.4	4,473
Deposits from customers	38,130	(7.8)	25.6	41,335
Debt certificates	3,650	(14.5)	16.3	4,271
Other liabilities	7,880	(16.9)	13.1	9,481
Economic capital allocated	2,577	(3.6)	31.3	2,672

Relevant business indicators	30-09-20	Δ %	Δ %(1)	31-12-19
Performing loans and advances to customers under management (2)	36,185	(8.8)	24.2	39,662
Non-performing loans	3,378	(7.8)	25.5	3,663
Customer deposits under management (2)	38,125	(7.7)	25.6	41,324
Off-balance sheet funds (3)	3,431	(12.2)	19.6	3,906
Risk-weighted assets	50,131	(11.5)	20.5	56,642
Efficiency ratio (%)	27.6			33.8
NPL ratio (%)	7.1			7.0
NPL coverage ratio (%)	82			75
Cost of risk (%)	2.00			2.07

(1) Figures at constant exchange rate.

(2) Excluding repos.
(3) Includes mutual funds, pension funds and other off-balance sheet funds.

42

Activity

Unless expressly stated otherwise, all comments below on rates of changes for both activity and income, will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity during the first nine months of 2020 were:

●

Lending activity (performing loans under management) increased by 24.2% year-to-date mainly driven by a growth in Turkish lira loans (up 26.0%) which was supported by commercial and consumer loans. Foreign-currency loans (in U.S. dollars) fell during the first nine months of 2020 (down 2.3%).

●

By segments, despite remaining stable in the third quarter, Turkish lira commercial loans performed remarkably well year-to-date (up 43.7%) mainly thanks to the Credit Guarantee Fund (hereafter CGF) utilizations and short term commercial lending in the second quarter. In addition, consumer loans in Turkish lira continued growing at 22.2% year-to-date, thanks to the good origination in the third quarter mainly driven by the General Purpose Loans, auto and mortgage. Also, credit cards in Turkish lira showed significant improvement (up 13.3%) and supported lending volume in the third quarter (up 15.4%) thanks to the recovering economic activity with the steps taken towards new normal in the COVID-19 environment.

●	In terms of asset quality, the NPL ratio increased slightly from December 2019 and stood at 7.1%. The NPL coverage ratio improved to 82% as of September 30, 2020.

●

Customer deposits under management (66% of total liabilities in the area as of September 30, 2020) remained the main source of funding for the balance sheet and increased by 25.6% year-to-date. It is worth mentioning the positive performance of demand deposits which increased by 69.0% year-to-date and now represent 51.2% of total customer deposits, as well as the off-balance sheet funds which grew by 19.6% during the same period. Foreign currency demand deposit grew by 74.6% year-to-date, with a remarkable increase in the third quarter by 18.5% mainly due to the dollarization impact and increasing demand towards gold deposits.

Results

Turkey generated a net attributable profit of €503m in the first nine months of 2020, 58.6% higher than the same period of the previous year, with a significant increase in the quarter (up 84.8%). The most significant aspects of the year-on-year evolution in the income statement are the following:

●	Net interest income grew (up 31.0%) mainly due to higher Turkish lira customer spreads and higher loan volume, which was partially offset by a lower contribution from inflation-linked bonds.

●

Net fees and commissions contracted by 14.3% on a year-on-year basis, mainly due to the changes in fees regulation that came into force in March 2020 and lower activity levels due to the impact of COVID-19. On a quarterly basis, this line recorded significant growth (up 39.6%), thanks to the recovery of the economic activity with the gradual steps taken towards normalization.

●

Good performance of the NTI, which contributed €206m between January and September 2020, and compares favorably with the losses of the same period of 2019. This is mainly the result of the good performance of hedging activities, foreign currency position and trading operations.

●

Other income and operating expenses increased by 66.1% compared to the same period of 2019, mainly due to the positive contribution of non-financial activities (renting activity) and higher insurance activity net results.

●

Operating expenses increased by 7.0%, significantly below the average inflation rate (11.5%), which is also supported by the reduction in some discretionary expenses due to COVID-19. As a result of the growth of the gross income well above the growth of expenses, the efficiency ratio continued to improve (27.6%).

●

Impairment losses on financial assets increased by 26.4% due to provisions for specific clients in the commercial portfolio and, especially, to the adjustment in the macro scenario due to the negative effects of COVID-19, mainly in the first half of 2020. It is worth mentioning, in terms of year-on-year comparative, that this line registered some negative impacts from the deterioration of retail portfolio in 2019. For its part, the cumulative cost of risk at the end of September continued the downward trend and stood at 2.00% down 71 basis points during the quarter.

●

The line provisions and other results closed the first nine months of 2020 with a loss of €70m and compares adversely to the loss registered the same period of the previous year, which amounted to €-34m, mainly due to higher provisions for special funds and for contingent liabilities and commitments.

43

South America

Highlights

●	Activity growth impacted by support measures from the different governments.

●	Year-on-year net interest income growth.

●	Year-on-year decrease in NTI due to the sale of the Prisma stake in 2019.

●	Net attributable profit affected by the increase in the impairment on financial assets line.

BUSINESS ACTIVITY (1) (YEAR-ON-YEAR CHANGE AT CONSTANT EXCHANGE RATES. DATA AS OF 30-09-20)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATE)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rate: -19.4%.	(1) At current exchange rate: -42.7%.

44

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep. 20	Δ %	Δ % (1)	Jan.-Sep. 19
Net interest income	2,069	(12.9)	1.8	2,376
Net fees and commissions	368	(13.3)	(1.6)	424
Net trading income	270	(35.3)	(22.6)	417
Other operating income and expenses	(266)	(20.1)	(16.1)	(333)
Gross income	2,441	(15.4)	0.1	2,884
Operating expenses	(1,044)	(9.3)	4.8	(1,151)
Personnel expenses	(515)	(11.8)	2.8	(584)
Other administrative expenses	(410)	(7.6)	6.9	(444)
Depreciation	(119)	(3.6)	6.8	(123)
Operating income	1,397	(19.4)	(3.2)	1,733
Impairment on financial assets not measured at fair value through profit or loss	(675)	19.9	40.7	(563)
Provisions or reversal of provisions and other results	(75)	122.3	213.0	(34)
Profit/(loss) before tax	647	(43.1)	(31.1)	1,137
Income tax	(193)	(39.8)	(26.1)	(321)
Profit/(loss) for the year	454	(44.3)	(33.0)	816
Non-controlling interests	(128)	(48.2)	(39.5)	(247)
Net attributable profit/(loss)	326	(42.7)	(30.1)	569

Balance sheets	30-09-20	Δ %	Δ % (1)	31-12-19
Cash, cash balances at central banks and other demand deposits	6,825	(20.6)	(5.1)	8,601
Financial assets designated at fair value	8,154	33.2	59.9	6,120
Of which: Loans and advances	360	216.4	290.3	114
Financial assets at amortized cost	38,223	0.9	18.9	37,869
Of which: Loans and advances to customers	33,678	(5.7)	11.4	35,701
Tangible assets	810	(16.4)	(6.6)	968
Other assets	1,521	5.7	22.8	1,438
Total assets/liabilities and equity	55,533	1.0	19.3	54,996
Financial liabilities held for trading and designated at fair value through profit or loss	1,618	(13.0)	6.8	1,860
Deposits from central banks and credit institutions	5,877	60.8	84.5	3,656
Deposits from customers	36,024	(0.2)	18.7	36,104
Debt certificates	2,812	(12.7)	(0.3)	3,220
Other liabilities	7,012	(8.5)	6.4	7,664
Economic capital allocated	2,190	(12.1)	5.6	2,492

Relevant business indicators	30-09-20	Δ %	Δ % (1)	31-12-19
Performing loans and advances to customers under management (2)	33,775	(5.1)	12.0	35,598
Non-performing loans	1,746	(5.8)	11.3	1,853
Customer deposits under management (3)	36,036	(0.2)	18.7	36,123
Off-balance sheet funds (4)	13,861	7.7	16.8	12,864
Risk-weighted assets	40,087	(11.7)	4.3	45,413
Efficiency ratio (%)	42.8			40.9
NPL ratio (%)	4.3			4.4
NPL coverage ratio (%)	110			100
Cost of risk (%)	2.49			1.88

(1) Figures at constant exchange rates.
(2) Excluding repos.
(3) Excluding repos and including specific marketable debt securities.
(4) Includes mutual funds, pension funds and other off-balance sheet funds.

45

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)

	Operating income				Net attributable profit/(loss)
Country	Jan.-Sep. 20	Δ %	Δ % (1)	Jan.-Sep. 19	Jan.-Sep. 20	Δ %	Δ % (1)	Jan.-Sep. 19

Argentina	255	(39.6)	n.s.	421	84	(28.2)	n.s.	117

Colombia	447	(7.5)	5.9	483	103	(48.1)	(40.6)	198

Peru	545	(12.8)	(9.2)	624	76	(50.1)	(48.1)	153

Other countries (2)	151	(26.1)	(14.3)	205	63	(37.4)	(26.7)	100

Total	1,397	(19.4)	(3.2)	1,733	326	(42.7)	(30.1)	569

(1) Figures at constant exchange rates.

(2) Bolivia, Chile (Forum), Paraguay, Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)

	Argentina		Colombia		Peru

	30-09-20	31-12-19	30-09-20	31-12-19	30-09-20	31-12-19

Performing loans and advances to customers under management (1)(2)	2,895	2,212	10,907	10,419	15,940	13,272

Non-performing loans and guarantees given (1)	58	79	610	601	899	712

Customer deposits under management (1)(3)	4,477	3,296	11,347	10,292	15,660	12,929

Off-balance sheet funds (1)(4)	1,125	487	1,506	1,126	2,044	1,608

Risk-weighted assets	5,987	6,093	12,080	14,172	16,439	19,293

Efficiency ratio (%)	54.9	46.9	34.9	36.2	37.7	35.8

NPL ratio (%)	2.0	3.4	5.1	5.3	4.3	4.1

NPL coverage ratio (%)	212	161	118	98	102	96

Cost of risk (%)	2.59	4.22	2.98	1.67	2.25	1.45

(1) Figures at constant exchange rates.

(2) Excluding repos.

(3) Excluding repos and including specific marketable debt securities.

(4) Includes mutual funds and other off-balance sheet funds.

46

Activity and results

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity during the first nine months of 2020 were:

●

Lending activity (performing loans under management) was 12.0% higher as of September 30, 2020, than at the end of the previous year. The performance of the wholesale portfolio stands out, due to the greater drawdowns of credit facilities by companies in response to the situation generated by the COVID-19 health crisis. The balance of the retail portfolio was higher than at the end of 2019 (up 3.4%) following the upturn in the quarter (up 2.4%), mainly due to the evolution of credit cards and consumer loans (up 2.4% combined). In terms of asset quality, the non-performing loan ratio stood at 4.3% while the NPL coverage ratio stood at 110%.

●

On the funding side, the performance has been boosted by the measures taken by the different central banks to ensure liquidity in the respective financial systems in the region. As a result, customer deposits under management increased by 18.7% during the first nine months of the year, mainly due to the performance of demand deposits. Off-balance sheet funds grew by 16.8% in the same period.

Regarding results, South America generated a cumulative net attributable profit of €326m between January and September 2020, representing a year-on-year decline of 30.1% (down 42.7% at current exchange rates), mainly due to the increase in the impairment on financial assets in the first half of the year caused by the COVID-19 crisis. The cumulative impact of inflation on Argentina’s net attributable profit in the first nine months of 2020 stood at a loss of €82m, compared to a cumulative loss of €72m at the end of September 2019.

The most notable aspects of the cumulative evolution of the income statement to September 2020 are summarized below:

●	Net interest income continued to grow at constant exchange rates (up 1.8%). At current exchange rates, the devaluation of the main currencies in the region weakened this positive performance.

●

Decrease in the contribution from NTI (down 22.6% at constant exchange rates, down 35.3% at current exchange rates) mainly due to the positive effect of the sale of the stake in Prisma Medios de Pago S.A. on cumulative earnings at the end of September 2019.

●	Increase in operating expenses below the inflation rate in the region.

●

Higher impairments on financial assets (up 40.7%, up 19.9% at current exchange rates) mainly due to the extraordinary deterioration in the macroeconomic scenario resulting from the impact of COVID-19 and largely recorded in the first half of the year.

The evolution between January and September 2020 for the most representative countries for the business area, Argentina, Colombia and Peru, is summarized below:

Argentina

●

Lending activity has grown by 30.9% since December 2019. Retail portfolios showed lower growth than the wholesale portfolios, as a result of lower activity caused by the pandemic. Greater credit card and consumer finance dynamism was also observed in the quarter. There was a fall in the NPL ratio which stood at 2.0% as of September 30, 2020, from 3.4% at the end of December 2019, as a result of the reduction in non-performing loans. NPL coverage ratio increased to 212%.

●

On the total customer funds side, customer deposits under management increased by 35.8% between January and September 2020, with growth in both demand deposits and time deposits, the latter was favored by the establishment by the Central Bank of the Republic of Argentina of minimum returns for deposits in pesos.

●

Net attributable profit stood at €84m. The greater need for impairment on financial assets resulting from the COVID-19 crisis and the positive effect of the sale of the stake in Prisma Medios de Pago S.A. on the results for the previous year, among other factors, affect the year-on-year comparison.

Colombia

●

Lending activity grew by 4.7% in the first nine months of 2020 due to the performance of the wholesale portfolios in the first half of the year (down 5.6% in the quarter) and the recovery in the third quarter of consumer loans and mortgages (up 4.6% and 2.4% between January and September, respectively). In terms of asset quality, the NPL ratio and the NPL coverage ratio improved to 5.1% and 118% respectively at the close of September 2020.

●

Customer deposits under management increased by 10.3% in the first nine months of 2020, driven by the growth in demand deposits. Off-balance sheet funds continued their recovery after the withdrawals seen at the end of the first quarter of the year and closed with a positive evolution of 33.7% compared to the end of December 2019. In

47

the quarter, the search for more profitable investment alternatives by customers has led to a shift from demand and time deposits (down 9.9%) to mutual funds (up 42.5%).

●

The net attributable profit stood at €103m, a year-on-year decrease of 40.6%. The strength of the operating income, which grew 5.9% between January and September 2020, is due to the greater generation of income through net interest income, although there was a negative impact from the higher loan-loss provisioning due to the COVID-19 crisis.

Peru

●

Lending activity was 20.1% higher than the end of the 2019 financial year, mainly driven by the wholesale portfolio, as a result of the distribution of funds from the Plan Reactiva, which offset the decline still seen in credit cards as a result of the lower activity caused by the pandemic. With regard to asset quality, as of September 30, 2020, there was an increase in the NPL ratio to 4.3%, and the NPL coverage ratio, which reached 102%.

●

Customer deposits under management increased by 21.1% during the first nine months of 2020, mainly due to the 40.4% growth in demand deposits driven by legislative measures that allowed pension plan participants to withdraw part of their funds as a relief measure to deal with the pandemic. Off-balance sheet funds increased by 27.1%.

●

Net interest income fell compared to the previous year, due to the pressure on interest rates caused by the drop in official rates and government-backed loans at preferential rates, which are in addition to the customer relief measures such as interest-free deferral of repayments on credit cards. Net fees and commissions also fell, affected by the reduced activity resulting from the pandemic, the temporary elimination of certain fees and commissions as a measure to support customers and the increased use of digital channels since the beginning of the pandemic. There was an increase in impairment on financial assets as a result of greater loan-loss provisioning in the first half of the year resulting from the COVID-19 crisis. As a result of the above, net attributable profit was 48.1% lower than the figure achieved twelve months earlier, that is, €76m.

48

Rest of Eurasia

Highlights

●	Moderation of lending activity growth.

●	Improved risk indicators.

●	Increased recurring income and good performance of NTI.

●	Reduction of operating expenses.

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep. 20	Δ %	Jan.-Sep. 19
Net interest income	159	21.9	130
Net fees and commissions	117	10.8	105
Net trading income	105	11.9	94
Other operating income and expenses	7	(17.7)	9
Gross income	388	14.6	338
Operating expenses	(204)	(4.0)	(213)
Personnel expenses	(92)	(10.7)	(103)
Other administrative expenses	(99)	2.7	(96)
Depreciation	(13)	(1.5)	(13)
Operating income	184	46.1	126
Impairment on financial assets not measured at fair value through profit or loss	(48)	n.s.	(7)
Provisions or reversal of provisions and other results	(8)	n.s.	10
Profit/(loss) before tax	128	(1.2)	129
Income tax	(31)	17.2	(27)
Profit/(loss) for the year	96	(5.9)	103
Non-controlling interests	-	-	-
Net attributable profit/(loss)	96	(5.9)	103

Balance sheets	30-09-20	Δ %	31-12-19
Cash, cash balances at central banks and other demand deposits	306	23.9	247
Financial assets designated at fair value	474	(0.7)	477
Of which: Loans and advances	-	-	-
Financial assets at amortized cost	23,813	7.1	22,233
Of which: Loans and advances to customers	20,938	6.4	19,669
Inter-area positions	-	-	-
Tangible assets	66	(8.0)	72
Other assets	229	0.8	228
Total assets/liabilities and equity	24,888	7.0	23,257
Financial liabilities held for trading and designated at fair value through profit or loss	43	(24.2)	57
Deposits from central banks and credit institutions	857	(17.5)	1,039
Deposits from customers	4,597	(2.3)	4,708
Debt certificates	372	(55.6)	838
Inter-area positions	17,706	15.3	15,351
Other liabilities	405	1.5	399
Economic capital allocated	907	5.0	864

49

Relevant business indicators	30-09-20	Δ %	31-12-19
Performing loans and advances to customers under management (1)	20,996	6.8	19,663
Non-performing loans	263	(24.9)	350
Customer deposits under management (1)	4,597	(2.3)	4,708
Off-balance sheet funds (2)	529	5.8	500
Risk-weighted assets	18,855	4.8	17,989
Efficiency ratio (%)	52.6		64.6
NPL ratio (%)	0.9		1.2
NPL coverage ratio (%)	124		98
Cost of risk (%)	0.30		0.02

(1) Excluding repos.

(2) Includes mutual funds, pension funds and other off-balance sheet funds.

Activity and results

The most relevant aspects of the activity and results in the area during the first nine months of 2020 were:

●

Lending activity (performing loans under management) registered a quarterly fall, mainly in the commercial segment in Europe (excluding Spain) and thus moderated the growth registered between January and September 2020 to 6.8%. The above is explained by both the amortizations made between July and September, as customers did not have to use all the liquidity initially available to cope with the situation generated by COVID-19, and by the reopening of the wholesale funding markets as a funding alternative.

●	Credit risk indicators improved compared to the end of 2019: the NPL ratio and NPL coverage ratio closed at 0.9% and 124%, respectively, as of September 30, 2020.

●	Customer deposits under management fell by 2.3%, due to the decrease in time deposits.

●

In terms of results, the most recurring revenues increased by 16.9% year-on-year due to the positive performance of both net interest income (up 21.9% year-on-year) and net fees and commissions (up 10.8% year-on-year), supported by CIB activity.

●	The NTI line increased (up 11.9% year-on-year) due to the good performance of customer activity and favorable management of market volatility.

●	Reduction of operating expenses (down 4.0% year-on-year).

●

The impairment on financial assets line closed at €-48m, well above the €-7m recorded 12 months earlier, mainly as a consequence of the deterioration of specific customers in the commercial portfolio. As a result, the cumulative cost of risk of the area at the end of September stood at 0.30%.

●	As a result, the area’s cumulative net attributable profit at the end of September 2020 was €96m (down 5.9% year-on-year).

50

Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep. 20	Δ %	Jan.-Sep. 19
Net interest income	(103)	(46.7)	(193)
Net fees and commissions	(50)	(19.1)	(61)
Net trading income	175	n.s.	(53)
Other operating income and expenses	2	n.s.	(0)
Gross income	26	n.s.	(308)
Operating expenses	(610)	(15.0)	(718)
Personnel expenses	(358)	(15.7)	(425)
Other administrative expenses	(107)	(29.7)	(153)
Depreciation	(144)	2.9	(140)
Operating income	(584)	(43.0)	(1,025)
Impairment on financial assets not measured at fair value through profit or loss	-	-	-
Provisions or reversal of provisions and other results	(2,316)	n.s.	(64)
Profit/(loss) before tax	(2,900)	166.3	(1,089)
Income tax	201	(1.0)	203
Profit/(loss) for the year	(2,699)	204.6	(886)
Non-controlling interests	(0)	(99.2)	(5)
Net attributable profit/(loss)	(2,699)	202.9	(891)
Of which:
Goodwill impairment in the United States	(2,084)
Net attributable profit/(loss) excluding the goodwill impairment in the United States	(615)	(31.0)	(891)

Balance sheets	30-09-20	Δ %	31-12-19
Cash, cash balances at central banks and other demand deposits	771	(7.7)	836
Financial assets designated at fair value	1,444	(41.2)	2,458
Of which: Loans and advances	-	*-	-
Financial assets at amortized cost	1,944	(21.6)	2,480
Of which: Loans and advances to customers	279	(65.7)	813
Inter-area positions	16,721	(22.1)	21,477
Tangible assets	2,121	(5.3)	2,240
Other assets	17,793	(12.8)	20,394
Total assets/liabilities and equity	40,795	(18.2)	49,886
Financial liabilities held for trading and designated at fair value through profit or loss	26	88.5	14
Deposits from central banks and credit institutions	861	20.0	718
Deposits from customers	298	(3.3)	308
Debt certificates	8,232	6.0	7,764
Inter-area positions	-	-	-
Other liabilities	7,498	(26.1)	10,148
Economic capital allocated	(24,641)	2.7	(23,989)
Total equity	48,522	(11.7)	54,925

51

The Corporate Center registered a net attributable loss of €2,699m, accumulated from January to September 2020, due to the €2,084m goodwill impairment in the United States in the first quarter of 2020, which was fundamentally caused by the negative impact of the macroeconomic scenario adjustment due to the COVID-19 pandemic. The most relevant aspects of the evolution of the area are:

●	The net interest income reflects lower financing costs.

●	The NTI recorded €175m, mainly from gains in foreign-exchange rate hedging, which compares very positively to the €-53m registered in the first nine months of 2019.

●	Other operating income and expenses includes mainly the dividends from Telefónica, S.A., as well as the income from companies accounted for by the equity method.

●	Containment of the operating expenses, which decreased by 15.0% year-on-year, both for personnel expenses (mainly variable remuneration) and for general expenses.

●	Provisions and other results include the goodwill impairment in the United States booked in the first quarter of 2020.

52

Other information: Corporate & Investment Banking

Highlights

●	Good performance of customer activity, which is reflected in net interest income and fees and commissions.

●	Excellent performance of NTI.

●	Leadership position in green and sustainable loans.

●	Net attributable profit affected by the significant increase in the impairment on financial assets line.

BUSINESS ACTIVITY (1) (YEAR-ON-YEAR CHANGE AT CONSTANT EXCHANGE RATES. DATA AS OF 30-09-20)	GROSS INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATES)

(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

(1) At current exchange rate: +18.9%.	(1) At current exchange rate: -10.1%.

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FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep. 20	Δ %	Δ %	(1)	Jan.-Sep. 19
Net interest income	1,192	6.3	17.7		1,121
Net fees and commissions	614	12.6	21.1		545
Net trading income	621	8.3	17.5		574
Other operating income and expenses	(33)	(21.4)	(7.9)		(42)
Gross income	2,394	8.9	19.0		2,198
Operating expenses	(720)	(8.8)	(4.4)		(790)
Personnel expenses	(295)	(16.7)	(13.8)		(354)
Other administrative expenses	(336)	(1.5)	5.5		(341)
Depreciation	(90)	(5.7)	(3.7)		(95)
Operating income	1,673	18.9	33.0		1,408
Impairment on financial assets not measured at fair value through profit or loss	(455)	192.4	232.4		(156)
Provisions or reversal of provisions and other results	(63)	n.s.	n.s.		25
Profit/(loss) before tax	1,155	(9.6)	0.8		1,278
Income tax	(317)	(1.2)	10.7		(320)
Profit/(loss) for the year	839	(12.4)	(2.5)		957
Non-controlling interests	(171)	(20.3)	(7.8)		(215)
Net attributable profit/(loss)	668	(10.1)	(1.1)		743
(1) Figures at constant exchange rates.

Balance sheets	30-09-20	Δ %	Δ %	(1)	31-12-19
Cash, cash balances at central banks and other demand deposits	5,903	68.0	78.1		3,513
Financial assets designated at fair value	111,351	5.7	9.0		105,386
Of which: Loans and advances	34,576	1.2	1.7		34,153
Financial assets at amortized cost	76,205	0.0	8.6		76,169
Of which: Loans and advances to customers	66,011	0.1	9.1		65,915
Inter-area positions	-	-	-		-
Tangible assets	35	(44.9)	(39.7)		63
Other assets	1,227	(51.1)	(48.5)		2,506
Total assets/liabilities and equity	194,720	3.8	9.4		187,637
Financial liabilities held for trading and designated at fair value through profit or loss	95,960	4.7	7.7		91,657
Deposits from central banks and credit institutions	12,193	(21.0)	(19.4)		15,426
Deposits from customers	44,000	12.3	24.2		39,166
Debt certificates	1,861	(29.1)	(25.5)		2,625
Inter-area positions	31,523	0.7	8.9		31,316
Other liabilities	4,710	59.2	66.5		2,959
Economic capital allocated	4,474	(0.3)	8.9		4,487
(1) Figures at constant exchange rates.

Relevant business indicators	30-09-20	Δ %	Δ %	(1)	31-12-19
Performing loans and advances to customers under management (2)	65,425	(0.1)	8.7		65,509
Non-performing loans	1,063	(12.2)	8.2		1,211
Customer deposits under management (2)	43,408	10.9	22.6		39,150
Off-balance sheet funds (3)	1,096	5.7	30.0		1,037
Efficiency ratio (%)	30.1				35.2

(1) Figures at constant exchange rates.

(2) Excluding repos.

(3) Includes mutual funds and other off-balance sheet funds.

54

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and profit and loss, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity between January and September 2020 were:

●

Lending activity (performing loans under management) continued to grow (up 8.7% between January and September 2020) showing a positive performance in most of the geographical areas, with Rest of Eurasia, Turkey and México standing out, as a result of the increased drawdown of credit facilities by customers in the second quarter of the year, to deal with the situation driven by COVID-19 from a position of more comfortable liquidity.

●

Customer funds also recorded a double-digit increase of 22.8% between January and September 2020, mainly as a result of the placement of liquidity in the bank. By geographical area, Spain and the United States stood out.

During the first nine months of 2020, and within the strategic priority of “helping our clients transition toward a sustainable future”, it is worth mentioning that BBVA participates in a total of 32 transactions within the field of sustainable financing, leading 16 of them as a sustainable coordinator.

Results

CIB generated a cumulative net attributable profit of €668m between January and September 2020; a 1.1% less in terms of the year-on-year comparison, mainly due to the increase in the impairment on financial assets. The most relevant aspects on the year-on-year comparison in the income statement for Corporate & Investment Banking are summarized below:

●	Excellent evolution of net interest income (up 17.7%) due to the performance of lending activity, with higher volumes and an improvement in profitability per transaction due to the sales effort.

●

Double-digit increase in net fees and commissions (up 21.1%), supported by transactional business and new funding operations in most of the geographical areas, in particular, the United States (bond activity) and Turkey.

●

NTI recorded 17.5% year-on-year growth, with double-digit growth in all geographical areas (except Spain, affected by dividend sharing restrictions introduced after the beginning of the pandemic, and the United States), due to the good performance of customer activity and positive market volatility management.

●

The efficiency ratio improved to 30.1%, due to both the growth of gross income (up 19.0%) and the good performance of operating expenses, which fell by 4.4%, supported by the containment plans implemented by the area as well as by savings in some discretionary expenses following the pandemic.

●

Provisions for impairment on financial assets increased significantly due to provisions related to COVID-19, mainly recognized in the first quarter of the year, which include a deterioration in the macroeconomic scenario.

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Disclaimer

This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter.

This document includes or may include forward looking statements with respect to the intentions, expectations or projections of BBVA or its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections regarding future earnings of the business. The statements contained herein are based on our current projections, although the actual results may be substantially modified in the future due to certain risks and uncertainties and other factors that may cause the final results or decisions to differ from said intentions, projections or estimates. These factors include, but are not limited to, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock markets movements, exchange rates and interest rates, (3) competitive pressure, (4) technological changes, (5) variations in the financial situation, creditworthiness or solvency of our clients, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions set forth, projected, or forecast in this document or in other past or future documents. BBVA does not undertake to publicly update or communicate the update of the content of this or any other document, either if the events are not as described herein, or if there are changes in the information contained in this document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: October 30, 2020
By: /s/ María Ángeles Peláez Morón

Name: María Ángeles Peláez Morón

Title: Authorized representative